Form 10-K, Exhibit 13
period 1994-03-31
GANDALF TECHNOLOGIES INC
filed 1994-06-29
CIK 355876

(INSIDE FRONT COVER)

     Selected Financial Data
     Thousands of U.S. dollars except per share amounts
                                        1994**             1993**           1992*            1991_          1990_         1989_
     ---------------------------------------------------------------------------------------------------------------------------
     Income Statement Data:
     Revenues                           $131,323         $160,900         $119,181           $129,013      $140,366     $145,326
     Research and development             14,316           17,279           13,679             13,788        13,702       13,618
     Net income (loss)                   (47,238)         (19,507)          (9,912)            (5,869)       (9,190)         325
     Basic earnings (loss) per share       (2.27)           (1.24)           (0.63)             (0.48)        (0.75)        0.03
     ---------------------------------------------------------------------------------------------------------------------------

     Balance Sheet Data:
     Total assets                        89,186           129,603          141,408            102,999       110,754      115,998
     Fixed assets                        20,214            30,768           38,416             22,761        27,074       29,642
     Working capital                     13,978            25,596           19,276             22,050        32,673       36,498
     Current ratio                          1.3               1.5              1.3                1.6           1.9          2.0
     Bank indebtedness,
        net of cash and
        short-term deposits               5,239            20,670           38,357              9,030         3,196        9,339
     Other long-term debt                 2,020             2,998            3,290              5,548         5,330        5,336
     Convertible debentures              21,681            23,862                -                  -             -            -
     Shareholders' equity                19,109            34,308           55,491             59,363        67,425       74,564

     **  Year ended March 31
     *   For eight months only, ended March 31, 1992
     _    Year ended July 31

     (PAGE 12)

     Consolidated Balance Sheet
                                                                              March 31               March 31
                                                                              1994                   1993
     ---------------------------------------------------------------------------------------------------------
                                                                              (Thousands of U.S. dollars)
     Assets
     Current assets:
       Cash and short-term deposits                                           $      5,273           $  9,737
       Accounts receivable                                                          30,182             35,950
       Inventories (note 3)                                                         20,877             25,898
       Other                                                                         4,022              2,464
     ---------------------------------------------------------------------------------------------------------
         Total current assets                                                       60,354             74,049
     Fixed assets (note 4)                                                          20,214             30,768
     Goodwill, net of accumulated amortization of $2,734 (1993-$2,441)               3,680              3,973
     Other assets (note 5)                                                           4,938             20,813
     ---------------------------------------------------------------------------------------------------------
         Total assets                                                         $     89,186          $ 129,603
     =========================================================================================================

     Liabilities and Shareholders' Equity
     Current liabilities:
       Bank operating lines (note 6)                                         $      10,512          $  10,025
       Accounts payable and accrued liabilities (note 7)                            27,854             28,802
       Deferred revenue                                                              7,424              8,932
       Current portion of long-term debt (note 8)                                      586                694
     ---------------------------------------------------------------------------------------------------------
         Total current liabilities                                                  46,376             48,453
     Long-term debt (note 8)                                                         2,020             22,980
     8.5% convertible debentures (note 9)                                           21,681             23,862

     Shareholders' equity:
       Capital stock (notes 9, 10 and 11)
         Common shares, 28,072,333 issued and outstanding
         (1993 - 15,864,833)                                                        79,811             45,585
       Retained earnings (deficit)                                                 (53,770)            (6,532)
       Cumulative translation adjustment (note 12)                                  (6,932)            (4,745)
     ---------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                                 19,109             34,308
     ---------------------------------------------------------------------------------------------------------
         Total liabilities and shareholders' equity                          $      89,186         $  129,603
     =========================================================================================================

     Commitments and contingencies (note 21)

     On behalf of the Board of Directors:




     s/D.CUNNINGHAM                          s/D.M.GLEKLEN
     D. Cunningham, Director                 D.M. Gleklen, Director

     (See accompanying notes to consolidated financial statements)

     (PAGE 13)

     Consolidated Statements of Income and Retained Earnings
                                                           Year            Year           8 Months         Year
                                                           Ended           Ended              Ended        Ended
                                                        March 31        March 31           March 31      July 31
                                                            1994            1993               1992         1991
     -------------------------------------------------------------------------------------------------------------
                                                       (Thousands of U.S. dollars, except per share amounts)
     Income
     Revenues:
       Product revenue                                 $  90,813      $  113,877          $  88,339   $  104,289
       Service revenue                                    40,510          47,023             30,842       24,724
     -------------------------------------------------------------------------------------------------------------
                                                         131,323         160,900            119,181      129,013
     Operating expenses:
       Cost of product sales                              49,509          61,237             45,828       48,480
       Service expenses                                   27,024          29,333             17,925       16,776
       Selling and distribution                           43,678          47,928             35,777       41,869
       Administration and general                         11,094          14,879             10,001       12,354
       Research and development (note 13)                 14,316          17,279             13,679       13,788
       Restructuring and other costs (note 14)            28,662           5,547              3,678          686
     -------------------------------------------------------------------------------------------------------------
     Loss from operations                                (42,960)        (15,303)            (7,707)      (4,940)
     Interest expense (note 15)                           (4,127)         (4,653)            (2,715)      (1,337)
     Interest income and foreign exchange                    991             449                510          814
     Income taxes (note 16)                               (1,142)              -                  -         (406)
     -------------------------------------------------------------------------------------------------------------
     Net loss for the period                           $ (47,238)     $  (19,507)         $  (9,912)  $   (5,869)
     =============================================================================================================
     Basic loss per share (note 17)                    $   (2.27)     $    (1.24)         $   (0.63)  $    (0.48)
     Weighted average number of common shares
       outstanding (thousands)                            20,802          15,702             15,658       12,195
     =============================================================================================================

     Retained Earnings
     Balance at beginning of period                    $  (6,532)      $  12,975          $  23,585   $   29,454
     Net loss for the period                             (47,238)        (19,507)            (9,912)      (5,869)
     Share issue costs                                         -               -               (698)           -
     -------------------------------------------------------------------------------------------------------------
     Balance at end of period                         $  (53,770)      $  (6,532)         $  12,975   $   23,585
     =============================================================================================================

     (See accompanying notes to consolidated financial statements)

     Auditors' Report

     To the Shareholders of Gandalf Technologies Inc.

     We have audited the consolidated balance sheets of Gandalf Technologies Inc. as at March 31, 1994 and 1993 and the consolidated statements of income and retained earnings and changes in financial position for each of the years ended March 31, 1994 and 1993, the eight months ended March 31, 1992 and the year ended July 31, 1991. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 1994 and 1993 and the results of its operations and the changes in its financial position for each of the years ended March 31, 1994 and 1993, the eight months ended March 31, 1992 and the year ended July 31, 1991 in accordance with generally accepted accounting principles.



                                             s/KPMG PEAT MARWICK THORNE
     Ottawa, Canada                          Chartered Accountants
     May 27, 1994

     (PAGE 14)

     Consolidated Statement of Changes in Financial Position

                                                                    Year            Year       8 Months        Year
                                                                   Ended           Ended          Ended       Ended
                                                                March 31        March 31       March 31     July 31
                                                                    1994            1993           1992        1991
     ---------------------------------------------------------------------------------------------------------------
                                                                                (Thousands of U.S. dollars)
     Operating activities:
       Cash applied to operations (note 19)                   $  (13,925)  $      (3,083)    $  (2,376)  $   (1,254)
       Decrease (increase) in operating working
         capital requirements (note 20)                              305           4,532        (2,136)       4,766
     ---------------------------------------------------------------------------------------------------------------
     Cash provided by (applied to) operating activities          (13,620)          1,449        (4,512)       3,512
     ---------------------------------------------------------------------------------------------------------------
     Financing activities:
       Issue of capital stock (note 10)                           34,226             343         7,703            -
       Bank term debt retired                                    (20,382)        (11,791)            -            -
       Bank term debt incurred                                         -             792         8,987            -
       Increase (decrease) in bank operating lines                   487            (783)         (850)       2,847
       Other long-term debt incurred (retired)                      (459)           (198)       (2,977)         328
       Issue of 8.5% convertible debentures                            -          21,665             -            -
     ---------------------------------------------------------------------------------------------------------------
     Cash provided by financing activities                        13,872          10,028        12,863        3,175
     ---------------------------------------------------------------------------------------------------------------
     Investing activities:
       Purchase of fixed assets                                   (4,411)         (3,929)       (2,606)      (3,362)
       Disposal of fixed assets                                    2,246              -          3,399            -
       Software development costs deferred (note 13)              (1,986)         (3,012)       (2,640)           -
       Other                                                         (55)          1,338           350       (3,461)
       Investments (note 22)                                           -              -         (7,408)      (2,350)
     ---------------------------------------------------------------------------------------------------------------
     Cash applied to investing activities                         (4,206)         (5,603)       (8,905)      (9,173)
     ---------------------------------------------------------------------------------------------------------------
     Increase (decrease) in cash in the period                    (3,954)          5,874          (554)      (2,486)
     Effect of currency translation adjustments
       on cash flows                                                (510)             31          (949)        (501)
     Cash and short-term deposits,
       beginning of period                                         9,737           3,832         5,335        8,322
     ---------------------------------------------------------------------------------------------------------------
     Cash and short-term deposits, end of period                $  5,273    $      9,737      $  3,832     $  5,335
     ===============================================================================================================

     (See accompanying notes to consolidated financial statements)

     (PAGE 15)

     Notes to Consolidated Financial Statements
     All amounts are stated in U.S. dollars unless otherwise indicated.

     1.  Summary of Accounting Principles

     These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, the application of which, in the case of the Company, conforms in all material respects for the years presented with accounting principles generally accepted in the United States. The significant accounting principles are outlined below.

     (a)  Basis of Consolidation and Reporting Currency

     The consolidated financial statements include the accounts of Gandalf Technologies Inc. and its subsidiaries. All significant intercompany transactions and balances are eliminated.

     During the fiscal 1992 period, the Company adopted the U.S. dollar as the unit of measurement for presentation in its consolidated financial statements. This change was made due to the significant increase in the Company's activities in the United States as a result of the merger with Infotron Systems Corporation ("Infotron") on August 2, 1991. The comparative figures for the fiscal year 1991 were restated in U.S. dollars using a translation method of convenience by which amounts previously stated in Canadian dollars were converted to U.S. dollars using the July 31, 1991 exchange rate of $0.8683, without any other effects on previous results stated in Canadian dollars. The results of operations for the eight month period ended March 31, 1992 were converted at the average exchange rate for the period of $0.8690. As a result of this change, the Company considers that for translation purposes, operations using a unit of measurement and presentation other than the U.S. dollar are foreign operations.

     (b)  Foreign Currency Translation

     The assets and liabilities of self-sustaining foreign operations are translated into U.S. dollars at period-end exchange rates and the resulting unrealized exchange gains or losses are included in a separate component of shareholders' equity. The income statements of such operations are translated at exchange rates prevailing during the period.

     (c)  Revenue Recognition

     Revenue from the sale of products is recognized at the time goods are shipped to customers. Revenue from service is recognized at the time services are rendered. Billings in advance of services are included in deferred revenue.

     (d)  Inventories

     Work-in-process and finished goods inventories are valued at the lower of cost and net realizable value. Raw materials are valued at the lower of cost and replacement cost. Cost is determined on a first-in first-out basis and includes material, labour and manufacturing overhead where applicable.

     (e)  Fixed Assets

     Fixed assets are recorded at cost net of government grants and investment tax credits. Prior to the 1993 fiscal year, equipment was depreciated and amortized using the straight-line method over five years. During fiscal 1993, the Company reviewed the estimated service life of certain such assets and determined based on experience that the estimated useful life exceeds five years. As a result of this change in the estimated period of benefit, the Company is now amortizing the cost of certain equipment, from fiscal 1993 onward, using the declining balance method at an annual rate of 20% (see note 24). Service spares and related equipment are depreciated using the straight-line method over 3-5 years. Buildings are depreciated using the straight-line method based on a useful life of 20 years. Leasehold improvements are amortized using the straight-line method over the term of the related lease.

     (f)  Research and Development Cost

     Research costs are expensed as incurred. Development costs are expensed in the year incurred unless management believes a development project meets the generally accepted accounting criteria for deferral and amortization. Computer software development costs for products where the technological feasibility has been established are deferred and amortized over the economic life of the underlying products. No other development costs have met all the criteria for deferral and amortization, and accordingly, all such costs have been expensed as incurred.

     (g)  Goodwill

     Goodwill represents the excess of the purchase price over the fair value of net assets acquired of subsidiary companies and is amortized using the straight-line method over a period not exceeding 20 years.

     (h)  Comparative Figures

     Prior year financial statements have been reclassified to conform with the current year's presentation.

     (PAGE 16)

     2.  Change in Fiscal Year

     During the 1992 fiscal period, the Company changed the date on which its fiscal year ends from July 31 to March 31. Accordingly, results of operations for the transition period which ended March 31, 1992 covered an eight-month period. The following are selected financial data for the fiscal 1992 transition period. Unaudited financial data has also been presented for the nine months ended April 27, 1991, representing the closest practicable date in the previous year for purposes of comparison to the 1992 fiscal period. The comparability of the two periods presented is limited by the impact of the acquisition of Infotron on the results for the 1992 fiscal period.

                                                           8 Months                     9 Months
                                                              Ended                        Ended
                                                           March 31                     April 27
                                                               1992                         1991
     ---------------------------------------------------------------------------------------------
                                                                                       (Unaudited)
                                                                   (Thousands of dollars)
     Revenues:
       Product revenue                                    $  88,339                    $  78,982
       Service revenue                                       30,842                       18,486
     ---------------------------------------------------------------------------------------------
                                                            119,181                       97,468
     =============================================================================================

     Gross profit:
       Product                                               42,511                       43,480
       Service                                               12,917                        5,983
     ---------------------------------------------------------------------------------------------
                                                             55,428                       49,463
     Operating expenses including
       restructuring and other costs                         63,135                       51,524
     ---------------------------------------------------------------------------------------------
     Loss from operations                                    (7,707)                      (2,061)
     Net financial expenses                                  (2,205)                        (298)
     Income taxes                                                 -                          322
     ---------------------------------------------------------------------------------------------
     Net loss                                             $  (9,912)                   $  (2,037)
     =============================================================================================
     Basic loss per share                                 $   (0.63)                   $   (0.17)
     =============================================================================================
     Weighted average number of
       common shares outstanding
       (thousands)                                           15,658                       12,195
     =============================================================================================

     3.   Inventories

                                                           March 31                     March 31
                                                               1994                         1993
     ---------------------------------------------------------------------------------------------
                                                                    (Thousands of dollars)

     Raw materials                                         $  5,587                     $  7,167
     Work-in-process                                          4,007                        3,271
     Finished goods                                          11,283                       15,460
     ---------------------------------------------------------------------------------------------
                                                          $  20,877                    $  25,898
     =============================================================================================

 4.  Fixed Assets

                                                       March 31                  March 31
                                                           1994                      1993
 ----------------------------------------------------------------------------------------
                                                               (Thousands of dollars)
 Cost:
   Land                                                 $   213                   $   216
   Buildings                                              4,535                     4,756
   Equipment                                             53,340                    72,185
   Leasehold improvements                                 1,779                     4,056
 ----------------------------------------------------------------------------------------
                                                         59,867                    81,213
 Accumulated depreciation                                39,653                    50,445
 ----------------------------------------------------------------------------------------
 Net book value                                       $  20,214                 $  30,768
 ========================================================================================

 Reductions in the cost of equipment and leasehold improvements and accumulated depreciation during fiscal 1994 primarily relate to writedowns associated with restructuring (note 14).

 5.  Other Assets
                                                       March 31                  March 31
                                                           1994                      1993
 ----------------------------------------------------------------------------------------
                                                               (Thousands of dollars)
 Software development costs
   (notes 13 and 14)                                    $   847                  $  5,437
 Deferred financing costs                                 1,541                     2,122
 Other                                                    2,046                     2,388
 Deferred income taxes
   (notes 14 and 16)                                        504                     8,381
 Assets held for disposal                                     -                     2,485
 ----------------------------------------------------------------------------------------
                                                       $  4,938                 $  20,813
 ========================================================================================


 6.  Bank Operating Lines

     At March 31, 1994, the Company's authorized bank operating lines totalled $17.9 million. Of this amount, $15.3 million related to two committed credit facilities with a Canadian chartered bank up to July 31, 1994 (the annual review date when the loan agreements mature), bearing interest at the bank's prime rate plus 1.375%. The other authorized amount of $2.6 million related to a demand facility with a bank in the United Kingdom bearing interest at 2.5% above the bank's prime rate. These operating lines are secured by certain of the accounts receivable, inventories and other assets of the Company. The amount available for borrowing at any time under these facilities is determined based on margin formulas relating to levels of accounts receivable, inventories and other bank covenants. Under such formulas, $15.4 million was available to the Company at March 31, 1994 and $10.5 million was being utilized, all of which related to the Canadian operating lines. Cash and short-term deposits held as of that date represented a further $5.3 million in cash resources available to the Company. At March 31, 1994 the

 (PAGE 17)

     Company was not in compliance with certain financial covenants contained in the bank loan agreements with the Canadian chartered bank. These financial covenants measure among other items the tangible net worth of the Company, the current ratio and the debt to tangible net worth ratio. The breach of these financial covenants constitutes an event of default under the terms of the loan agreements for which the Company obtained a waiver from the bank for the balance of the committed period. Upon maturity of the Canadian operating loans on July 31, 1994, the outstanding borrowings convert to facilities which are repayable on demand unless a renewal of the committed operating facility is agreed between the Company and the bank. While the Company currently believes that the facilities will be renewed at satisfactory levels, there can be no assurance that such renewal will occur since the future availability of these credit facilities will in part be determined by future operating performance.

 7.  Accounts Payable and Accrued Liabilities

                                                                           March 31                  March 31
                                                                               1994                      1993
 ------------------------------------------------------------------------------------------------------------
                                                                                    (Thousands of dollars)
 Trade accounts payable                                                    $  9,784                 $  14,989
 Payroll, commissions and related taxes                                       3,594                     5,055
 Other payables including accrued restructuring charges                      13,012                     8,502
 Income and other taxes payable                                               1,464                       256
 ------------------------------------------------------------------------------------------------------------
                                                                          $  27,854                 $  28,802
 ============================================================================================================
 8.   Long-term Debt
                                                                           March 31                  March 31
 Description                       Interest Rate  Security                     1994                      1993
 ------------------------------------------------------------------------------------------------------------
   (Thousands of dollars)

 Obligation under capital lease    12.9%          Printed Circuit Board    $  2,078                  $  2,235
   denominated in Canadian dollars;                Manufacturing Facility,
   lease term ending during 2009.                  Nepean, Ontario

 Other                             Various        Various                       528                     1,057

 Bank loans                                                                       -                    20,382
 ------------------------------------------------------------------------------------------------------------
                                                                              2,606                    23,674
 Classified as current                                                          586                       694
 ------------------------------------------------------------------------------------------------------------
                                                                           $  2,020                 $  22,980
 ============================================================================================================

     The aggregate amount of long-term debt scheduled to be repaid in the five fiscal years ending March 31, 1999 is $943,000 with the balance of $1,663,000 due thereafter.

     9.  8.5% Convertible Debentures

     The 8.5% convertible debentures have an aggregate principal amount of $30.0 million (Cdn.) and are unsecured direct obligations of the Company. They mature in November, 2002 and are convertible at any time into common shares of the Company at the option of the holder at the rate of approximately 426 common shares for each $1,000 (Cdn.) of principal amount of debentures held. The maximum number of common shares which could be issued if all the debentures were converted is 12,765,957, representing approximately 30% of the shares of the Company at March 31, 1994 on a fully diluted basis. The debentures are redeemable by the Company after November 10, 1995 provided certain conditions are met relating to the trading price of the Company's common stock during a period prior to the redemption date.

 (PAGE 18)
     Notes (Cont'd)
     10.  Capital Stock

     The authorized capital stock of the Company consists of an unlimited number of common shares without par value. During the third quarter of fiscal 1994, the Company completed the sale of 12,000,000 common shares through a public offering. An analysis of the capital stock account for the year ended March 31, 1994 and each of the preceding three periods is as follows:

                                                         Shares                   Dollars
 ----------------------------------------------------------------------------------------
                                                                               (Thousands)

 Balance July 31, 1990 and 1991                      12,195,375                 $  37,539
   Issued upon merger
     with Infotron                                    3,476,532                     7,703
 ----------------------------------------------------------------------------------------
 Balance March 31, 1992                              15,671,907                    45,242
   Issued for cash                                      198,000                       354
   Cancelled                                             (5,074)                      (11)
 ----------------------------------------------------------------------------------------
 Balance March 31, 1993                              15,864,833                    45,585
   Issued for cash, net of
     share issue costs                               12,207,500                    34,226
 ----------------------------------------------------------------------------------------
 Balance March 31, 1994                              28,072,333                 $  79,811
 ========================================================================================

 11.  Stock Options

 The Company had five stock option plans in effect at March 31, 1994.  The following table summarizes the activity in the plans during the year ended March 31, 1994 and each of the preceding three periods.
                                               Shares Available               Outstanding
                                                      for Grant                   Options
 ----------------------------------------------------------------------------------------

 Balance July 31, 1990                                  401,582                   572,878
   Granted                                               (6,000)                    6,000
   Terminated                                           125,047                  (125,047)
 ----------------------------------------------------------------------------------------
 Balance July 31, 1991                                  520,629                   453,831
   Granted                                             (918,000)                  918,000
   Terminated                                           475,831                  (475,831)
 ----------------------------------------------------------------------------------------
 Balance March 31, 1992                                  78,460                   896,000
   Reserved for issuance                                600,000                         -
   Granted                                             (575,000)                  575,000
   Terminated                                           125,000                  (125,000)
   Exercised                                                  -                  (198,000)
 ----------------------------------------------------------------------------------------
 Balance March 31, 1993                                 228,460                 1,148,000
   Reserved for issuance                              1,000,000                         -
   Granted                                             (700,000)                  700,000
   Terminated                                           376,000                  (376,000)
   Exercised                                                  -                  (207,500)
 ----------------------------------------------------------------------------------------
 Balance March 31, 1994                                 904,460                 1,264,500
 ========================================================================================

 The options to purchase common shares granted under the above stock option plans expire between April 15, 1994 and
 March 17, 2004.  Of the 1,264,500 options outstanding at March 31, 1994, 461,168 were exercisable as of that date, and the prices at which the outstanding options may be exercised approximated market value at the dates of grant and average $3.10 (Cdn.) per share.  Options held by all directors and executive officers as a group comprise 912,000 of the outstanding options.

     12.  Cumulative Translation Adjustment

     The following table summarizes the change in the cumulative translation adjustment for each of the years ended March 31, 1994 and 1993.

                                                       March 31                  March 31
                                                           1994                      1993
 ----------------------------------------------------------------------------------------
                                                                (Thousands of dollars)

 Balance at beginning of year                          $ (4,745)                 $ (2,726)
 Adjustment arising on translation
   of foreign subsidiaries'
   financial statements to
   U.S. dollars                                          (1,252)                   (1,524)
 Adjustment relating to
   subsidiary loans designated
   as long-term investments                                (935)                     (495)
 ----------------------------------------------------------------------------------------
 Balance at end of year                                $ (6,932)                 $ (4,745)
 ========================================================================================

 (PAGE 19)
 Notes (Cont'd)

 13.  Research and Development

                                                         Year          Year        8 Months         Year
                                                         Ended         Ended           Ended        Ended
                                                      March 31      March 31        March 31      July 31
                                                          1994          1993            1992         1991
 --------------------------------------------------------------------------------------------------------
                                                                      (Thousands of dollars)

 Research and development expenditures               $  14,980     $  20,504       $  18,078    $  16,841
 Investment incentives                                    (798)       (2,028)         (1,759)      (3,053)
 Software development costs:
   Amortized                                             2,120         1,815               -            -
   Deferred                                             (1,986)       (3,012)         (2,640)           -
 --------------------------------------------------------------------------------------------------------
                                                     $  14,316     $  17,279       $  13,679    $  13,788
 ========================================================================================================

 14.  Restructuring and Other Costs

                                                          Year          Year        8 Months         Year
                                                         Ended         Ended           Ended        Ended
                                                      March 31      March 31        March 31      July 31
                                                          1994          1993            1992         1991
 --------------------------------------------------------------------------------------------------------
                                                                       (Thousands of dollars)
 Restructuring                                       $  15,760      $  5,547        $  2,806       $  686
 Other                                                  12,902             -             872            -
 --------------------------------------------------------------------------------------------------------
                                                     $  28,662      $  5,547        $  3,678     $    686
 ========================================================================================================

     The Company has undertaken downsizing and restructuring activities in each of the last four fiscal years. Three significant reductions in the size of the Company's workforce have occurred since the August 1991 merger with Infotron, the largest of which occurred in the fourth quarter of fiscal 1994.

     Restructuring costs recorded in fiscal 1994 relate to decisions made by the Company in February 1994 to reduce its workforce by approximately 300 positions worldwide and consolidate its North American operations under a single organization structure. Restructuring costs include $5.3 million relating to severance, $4.2 million in provisions for redundant facilities representing the estimated future lease costs and the unamortized cost of leasehold improvements for vacant facilities worldwide, and $6.3 million in fixed asset writedowns to adjust the net book value of equipment and spare parts inventory in North America to their estimated net realizable value.

     During fiscal 1994, other costs include a writedown of $7.5 million in deferred tax assets which primarily relate to investment tax credits earned in Canada prior to the third quarter of fiscal 1993 on research and development expenditures. These tax credits remain available to the Company to reduce future federal income taxes payable in Canada and the benefit of these tax credits will instead be recognized in the financial statements as they are utilized through future profitable operations. For financial reporting purposes, as a result of sustaining several consecutive years of losses, including incurring significantly higher operating losses in the second half of fiscal 1994 compared to the first half, management believes that the accounting criteria for continuing to recognize these amounts as an asset are no longer met. Other costs also include a writedown of $4.5 million in deferred software development costs relating to the Company's wide-area networking products which are not expected to be recovered in the future. This followed a comprehensive review by management in the fourth quarter of fiscal 1994 of revised revenue projections for these products as a result of performance in the third quarter. Other costs also include a $0.9 million writedown of assets held for disposal to their net realizable value.

        15.  Interest Expense

     Interest expense appearing on the consolidated statement of income relates only to bank operating lines, bank term debt and convertible debentures.
     It does not include interest on the capital lease obligation for the manufacturing facility or, where applicable in fiscal periods prior to 1993, mortgage interest. Such interest is considered to be a cost of occupancy which is allocated to operating expenses. Total interest expense, including these amounts, during the year ended March 31, 1994 amounted to $4,402,000 (1993 - $4,952,000; 1992 (8 months) - $3,072,000;
     1991 - $2,003,000).  Of this amount, $3,578,000 (1993 - $3,568,000; 1992 -
     $2,371,000; 1991 - $666,000) represented interest on indebtedness initially incurred for a term of more than one year.

 (PAGE20)
 Notes (Cont'd)
 16.  Income Taxes

                                                           Year          Year       8 Months          Year
                                                          Ended         Ended          Ended         Ended
                                                       March 31      March 31       March 31       July 31
                                                           1994          1993           1992          1991
 ---------------------------------------------------------------------------------------------------------
                                                                       (Thousands of dollars)
 Current:
   Canadian                                             $  (342)         $  -           $  -       $  (345)
   Foreign                                                 (800)            -              -        (1,036)
 Deferred:
   Canadian                                                   -             -              -            43
   Foreign                                                    -             -              -           932
 ---------------------------------------------------------------------------------------------------------
                                                      $  (1,142)         $  -           $  -       $  (406)
 =========================================================================================================

     The income tax expense reported differs from the amount computed by applying the Canadian tax rates to the loss before income taxes. This is primarily due to the non-recognition of tax benefits related to the losses in these fiscal periods.

     At March 31, 1994, the Company had available, in certain jurisdictions and subject to certain restrictions, accumulated accounting losses of approximately $76.0 million the potential tax benefit of which have not been recognized in the consolidated financial statements. These include loss carry-forwards for income tax purposes of approximately $53.0 million which begin to expire after the 1999 fiscal year. The remaining amount relates to items expensed in the consolidated financial statements which have not yet been claimed for income tax purposes.


     Included in the loss carry-forwards for income tax purposes are approximately $37.0 million of net operating loss carry-forwards ("NOLs") in the United States. The Company's ability to use these NOLs to offset future taxable income is subject to restrictions enacted in the United States Internal Revenue Code of 1986 as amended (the "Code"). These restrictions would limit the Company's future use of its NOLs when certain stock ownership changes described in the Code have occurred. These ownership changes may arise from the public sale of securities. As a result of the sale of the shares by the Company during fiscal 1994 the Company is currently determining what restrictions, if any, would exist on future use of NOLs.

     The Company, for reporting purposes, has adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109") "Accounting for Income Taxes" effective April 1, 1993 on a prospective basis. SFAS 109 requires the Company to account for income taxes using the asset and liability method for purposes of generally accepted accounting principles in the United States ("U.S. GAAP"). There was no cumulative effect, or effect on current results, as a consequence of adopting SFAS 109.

     The following table shows the tax effect of temporary differences and credits that give rise to deferred tax assets and liabilities under U.S. GAAP.

                                                              (Thousands of dollars)

 Operating loss carry-forwards                                     $  20,000
 Depreciation                                                          2,700
 Restructuring reserves                                                3,200
 Investment tax credits                                               11,000
 Other                                                                 2,500
 ---------------------------------------------------------------------------
                                                                      39,400
 Valuation allowance                                                 (38,896)
 ---------------------------------------------------------------------------
                                                                     $   504
 ===========================================================================

     At March 31, 1994 the balance of unremitted earnings of subsidiaries that would be subject to foreign withholding tax on repatriation was $7,761,000 (1993 - $9,676,000; 1992 - $10,928,000; 1991 - $10,412,000). No provision has been made for withholding taxes on such earnings.


     17.  Basic Loss Per Share

     Fully diluted earnings per share information has not been presented as potential conversions are anti-dilutive. Basic loss per share figures are calculated using the monthly weighted average number of common shares outstanding during the fiscal period.

 (PAGE 21)
 Notes (Cont'd)
 18.  Supplementary Expense Information to Consolidated Statement of Income


                                                          Year           Year       8 Months           Year
                                                         Ended          Ended          Ended          Ended
                                                      March 31       March 31       March 31        July 31
                                                          1994           1993           1992           1991
 ----------------------------------------------------------------------------------------------------------
                                                                       (Thousands of dollars)
 Advertising                                          $  1,360       $  1,283        $   991       $  1,859
 ==========================================================================================================
 Depreciation and amortization                        $  9,658       $ 11,675        $ 8,255       $  7,893
 ==========================================================================================================
 19.  Cash Applied to Operations

 Cash applied to operations is computed as follows:

                                                          Year           Year       8 Months           Year
                                                         Ended          Ended          Ended          Ended
                                                      March 31       March 31       March 31        July 31
                                                          1994           1993           1992           1991
 ----------------------------------------------------------------------------------------------------------
                                                                       (Thousands of dollars)
 Loss from operations                               $  (42,960)    $  (15,303)     $  (7,707)     $  (4,940)
 Depreciation and amortization                           9,658         11,675          8,255          7,893
 Other reserves and writedowns not involving
   an outlay of cash                                    22,004          6,182            872              -
 Gain on disposal of assets                               (542)             -              -              -
 Interest paid                                          (3,546)        (4,653)        (2,715)        (1,337)
 Interest received and foreign exchange                    991            449            510            814
 Income taxes                                              470         (1,433)        (1,591)        (3,684)
 ----------------------------------------------------------------------------------------------------------
                                                    $  (13,925)     $  (3,083)     $  (2,376)     $  (1,254)
 ==========================================================================================================

 20.  Changes in Operating Working Capital

 The decrease (increase) in operating working capital requirements is computed as follows:

                                                          Year           Year       8 Months           Year
                                                         Ended          Ended          Ended          Ended
                                                      March 31       March 31       March 31        July 31
                                                          1994           1993           1992           1991
 ----------------------------------------------------------------------------------------------------------
                                                                       (Thousands of dollars)
 Accounts receivable                                  $  4,103       $  3,775       $  1,146        $  6,120
 Inventories                                             1,750          2,488         (2,462)            929
 Other current assets                                       73              8           (289)            402
 Accounts payable and accrued liabilities               (1,602)        (3,462)        (2,371)         (2,459)
 Deferred revenue                                       (1,075)         2,271          1,263             887
 Foreign currency translation adjustment                (2,944)          (548)           577          (1,113)
 -----------------------------------------------------------------------------------------------------------
                                                       $   305       $  4,532      $  (2,136)       $  4,766
 ===========================================================================================================

 (PAGE 22)
 Notes (Cont'd)
 21. Commitments and Contingencies

     The Company has entered into various lease commitments primarily for office premises and automobiles. At March 31, 1994, the minimum amounts payable under such leases in future fiscal years are as follows:

           (Thousands of dollars)

           1995         $  7,400
           1996            6,000
           1997            4,700
           1998            3,000
           1999            1,900
           Thereafter      5,600
                        --------
                        $ 28,600
                        ========
     The Company has provided guarantees totalling approximately $1.2 million (1993 - $1.5 million) pursuant to certain contracts and agreements.

     Tax authorities in the Netherlands have advised the Company's Dutch subsidiary that as a result of an audit it proposes to disallow substantial amounts which have been deducted for income tax purposes in prior years. The income tax returns in the years involved have not yet been reassessed and the Company is vigorously contesting the proposed adjustments. It is not possible at this time to make an estimate of the amount, if any, of income taxes which may result and accordingly, no provision has been made for any additional income taxes. If the Company is not completely successful, any additional taxes will be accounted for as a prior period adjustment.

     Since 1991, the Company has received grants of approximately $3.9 million under the Canadian Federal Government's Microelectronics and Systems Development Program ("MSDP") of which $1.1 million was received in fiscal 1994. This funding is required to be repaid if certain conditions are met relating to the commercialization of resulting technology. The Company believes these conditions were substantially met during fiscal 1994 and accordingly this funding will be required to be repaid in the future following completion of the approved programs, which is expected to occur during fiscal 1995. Repayment of annual amounts will be accrued in the form of a royalty based on revenue and will be paid in the following year.

     During fiscal 1994, a third party claim in the amount of $25 million (Cdn.) for contribution and indemnity was made against the Company by defendants in a breach of contract and negligence action arising from an alleged failure of a computer system designed, supplied and installed by such defendants. The Company believes that it has good defences in such third party claim. However, at this time, the outcome of this claim is not determinable.

     22.  Acquisition

     On August 2, 1991, the Company's subsidiary in the United States, Gandalf Data, Inc. completed a merger with Infotron, an international data communications company headquartered in Cherry Hill, New Jersey, U.S.A.. Concurrent with the merger the subsidiary was renamed Gandalf Systems Corporation ("GSC"). The acquisition equation, used in applying the purchase method of accounting to the transaction, is as follows:



 Consideration paid:
                                                      (Thousands of dollars)

 Issuance of 3,476,532 Gandalf
   common shares                                             $  7,703
 Pre-merger loan to Infotron,
   converted to equity in GSC upon merger                       3,002
 Merger-related expenses                                        2,479
 --------------------------------------------------------------------
                                                            $  13,184
 ====================================================================
 Net assets acquired, represented by:

 Cash                                                       $     945
 Non-cash working capital                                       6,091
 Fixed assets at assigned value                                22,398
 Other non-current assets                                       5,486
 Long-term debt                                               (21,736)
 --------------------------------------------------------------------
                                                            $  13,184
 ====================================================================

     23.  Geographic Segment Information

     The Company has one line of business, providing networking solutions to customers through designing, manufacturing, marketing and servicing a broad line of computerized communications systems.

     The Company has defined five geographic regions for the segments in which it operates: the United States of America, the United Kingdom, Canada, Holland/France and other international markets. The following table sets forth information concerning these geographic segments for each of the years ended March 31, 1994 and 1993, the eight months ended March 31, 1992 and the year ended July 31, 1991.

                                                          Year           Year       8 Months           Year
                                                         Ended          Ended          Ended          Ended
                                                      March 31       March 31       March 31        July 31
                                                          1994           1993           1992           1991
 ----------------------------------------------------------------------------------------------------------
                                                                       (Thousands of dollars)
 Sales to customers:
   United States                                     $  35,157      $  45,347      $  35,125      $  30,636
   United Kingdom                                       39,309         41,996         30,795         28,650
   Canada                                               23,341         32,887         26,665         39,142
   Holland/France                                       14,867         19,327         12,334         23,544
   Other International                                  18,649         21,343         14,262          7,041

 Segment transfers:
   United States                                         5,360          3,573          2,670          1,968
   United Kingdom                                        2,385          7,387          5,637          6,129
   Canada                                               24,702         20,846         11,076         14,832
   Holland/France                                          476            938            271            081
   Eliminations                                        (32,923)       (32,744)       (19,654)       (23,010)
 ----------------------------------------------------------------------------------------------------------
 Total revenue                                      $  131,323       $160,900      $ 119,181     $  129,013
 ==========================================================================================================
 Segment operating profit (loss):
   United States                                    $  (1,621)       $    603      $   4,446       $  2,229
   United Kingdom                                       6,908           8,488          6,467          3,339
   Canada                                                (226)          4,802          3,855          6,562
   Holland/France                                       2,550           4,200          2,534          8,013
   Other International                                  2,574           1,627           (409)           208
 ----------------------------------------------------------------------------------------------------------
 Total segment operating profit                        10,185          19,720         16,893         20,351
 ==========================================================================================================
 Expenses:
   Research and development                            14,316          17,279         13,679         13,788
   General corporate                                   10,167          12,197          7,243         10,817
   Restructuring and other costs                       28,662           5,547          3,678            686
   Interest expense                                     4,127           4,653          2,715          1,337
   Interest income and foreign exchange                  (991)           (449)          (510)          (814)
   Income taxes                                         1,142               -              -            406
 ----------------------------------------------------------------------------------------------------------
 Net loss                                           $ (47,238)      $ (19,507)     $  (9,912)     $  (5,869)
 ==========================================================================================================
 Identifiable assets:
   United States                                    $  14,919       $  35,086      $  43,987      $  16,975
   United Kingdom                                      23,336          25,560         30,217         19,347
   Canada                                              33,440          58,718         55,337         51,898
   Holland/France                                       7,308           8,869         10,072         13,350
   Other International                                 10,183           1,370          1,795          1,429
 ----------------------------------------------------------------------------------------------------------
 Total assets                                       $  89,186      $  129,603     $  141,408     $  102,999
 ==========================================================================================================

 (PAGE 24)
 Notes (Cont'd)
 24.  Quarterly Financial Information (Unaudited)

 Quarterly unaudited financial information for each of the years ended March 31,
 1994 and 1993 is as follows:
 Year Ended March 31, 1994                First Quarter      Second Quarter     Third Quarter     Fourth Quarter
 ---------------------------------------------------------------------------------------------------------------
                                                          (Thousands of dollars, except per share amounts)
 Revenues:
   Product revenue                            $  23,453           $  24,632         $  20,301          $  22,427
   Service revenue                               10,720              10,386             9,965              9,439
 ---------------------------------------------------------------------------------------------------------------
                                                 34,173              35,018            30,266             31,866
 ---------------------------------------------------------------------------------------------------------------
 Operating expenses:
   Cost of product sales                         11,820              12,639            11,295             13,755
   Service expenses                               6,837               6,769             6,963              6,455
   Selling and distribution                      10,577              11,176            11,274             10,651
   Administration and general                     2,679               2,434             2,825              3,156
   Research and development                       3,083               3,359             4,204              3,670
   Restructuring and other costs                      -                   -                 -             28,662
 ---------------------------------------------------------------------------------------------------------------
 Loss from operations                              (823)             (1,359)           (6,295)           (34,483)
 Interest expense                                (1,298)             (1,160)           (1,010)              (659)
 Interest income and foreign exchange               174                 172               517                128
 Income taxes                                         -                   -                 -             (1,142)
 ---------------------------------------------------------------------------------------------------------------
 Net loss                                     $  (1,947)          $  (2,347)        $  (6,788)        $  (36,156)
 ===============================================================================================================
 Basic loss per share                          $  (0.12)           $  (0.15)         $  (0.29)          $  (1.29)
 ===============================================================================================================

     During the fourth quarter of fiscal 1994 the Company recorded additional inventory provisions of $1.5 million on mature product lines, which were included in the caption "Cost of product sales". Restructuring and other costs of $28.7 million in the fourth quarter of fiscal 1994 are described in Note 14 to the consolidated financial statements. Quarterly earnings per share figures are calculated based on the weighted average shares outstanding in the quarter.

 Year Ended March 31, 1994                First Quarter      Second Quarter     Third Quarter     Fourth Quarter
 ---------------------------------------------------------------------------------------------------------------
                                                          (Thousands of dollars, except per share amounts)

 Revenues:
   Product revenue                           $  28,474            $  29,250        $  29,365          $  26,788
   Service revenue                              11,184               12,216           11,926             11,697
 --------------------------------------------------------------------------------------------------------------
                                                39,658               41,466           41,291             38,485
 --------------------------------------------------------------------------------------------------------------
 Operating expenses:
   Cost of product sales                        13,630               19,118           14,569             13,920
   Service expenses                              7,095                7,497            7,378              7,363
   Selling and distribution                     12,885               12,891           11,323             10,829
   Administration and general                    3,536                5,479            3,073              2,791
   Research and development                      5,064                4,935            3,671              3,609
   Restructuring and other costs                     -                5,547                -                  -
 --------------------------------------------------------------------------------------------------------------
 Income (loss) from operations                  (2,552)             (14,001)           1,277                (27)
 Interest expense                                 (984)              (1,017)          (1,395)            (1,257)
 Interest income and foreign exchange              (56)                  70              126                309
 --------------------------------------------------------------------------------------------------------------
 Net income (loss)                           $  (3,592)          $  (14,948)         $     8           $   (975)
 ==============================================================================================================
 Basic loss per share                        $   (0.23)          $    (0.95)         $     -           $  (0.06)
 ==============================================================================================================

     During the fourth quarter of fiscal 1993 the Company recorded an adjustment of $3.0 million to reduce depreciation charges for the year based on revisions made to the estimated useful lives of certain classes of equipment (see note 1(e)). Approximately 75% of this amount can be attributed to depreciation charges that were recorded during the first three quarters of the 1993 fiscal year.

     The Company increased its provisions for inventory and other reserves during the second quarter of fiscal 1993 to reflect current and expected future levels of revenue. These additional reserves of $6.2 million were included in determining the loss from operations in the second quarter, with $4.3 million included under the caption "Cost of product sales" and the remaining amount of $1.9 million included under "Administration and general".

 (PAGE 25)
     Management's Discussion and Analysis of
     Financial Condition and Results of Operations
     Introduction

     The consolidated financial statements together with accompanying notes and supplementary data, should be read as an integral part of this review. These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, the application of which, in the case of the Company, conform in all material respects for the periods presented with accounting principles generally accepted in the United States. All amounts are stated in U.S. dollars unless otherwise indicated. "C$" refers to Canadian dollars. During the 1992 fiscal period, the Company changed its fiscal year end from July 31 to March 31 and accordingly the fiscal period ended March 31, 1992 was eight months in duration.

     Fiscal 1994 represented a year of transition for the Company from selling traditional product lines, which are primarily sold directly to end user customers, to a series of LAN internetworking products introduced by the Company in fiscal 1994 which are intended to be sold through multiple channels of distribution. The Company had not anticipated that quarterly revenues in the final three quarters of fiscal 1994 would fall below the level of $34.2 million achieved in the first quarter of fiscal 1994. However, an unexpected 18% decline in product revenue in the third quarter of fiscal 1994 compared with the second quarter led to a previously unplanned significant restructuring and downsizing of the Company's operations in the fourth quarter, particularly in North America.

     The Company has undertaken downsizing and restructuring activities in each of the last four fiscal years. Three significant reductions in the size of the Company's workforce have occurred since the August 1991 merger with Infotron Systems Corp. (Infotron), the largest of which occurred in the fourth quarter of fiscal 1994. At the time of the merger, the combined workforce was approximately 1,950 employees. Following the completion of notice periods associated with the terminations in the fourth quarter of fiscal 1994, the Company anticipates the workforce will be approximately 1,000 employees.

     Results of Operations

     The following table sets forth items derived from the consolidated statement of income, expressed as a percentage of revenues for the fiscal year ended March 31, 1994 and each of the preceding three fiscal periods.

                                                          Year           Year       8 Months           Year
                                                         Ended          Ended          Ended          Ended
                                                      March 31       March 31       March 31        July 31
 Percentage of Revenues                                   1994           1993           1992           1991
 ----------------------------------------------------------------------------------------------------------
 Revenues:
   Product revenue                                       69.2%          70.8%          74.1%          80.8%
   Service revenue                                       30.8           29.2           25.9           19.2
 ----------------------------------------------------------------------------------------------------------
                                                        100.0%         100.0%         100.0%         100.0%
 ==========================================================================================================

 Gross profit:
   Product                                               45.5%          46.2%          48.1%          53.5%
   Service                                               33.3           37.6           41.9           32.1
   Combined                                              41.7           43.7           46.5           49.4
 Expenses:
   Selling and distribution                              33.3           29.8           30.0           32.4
   Administration and general                             8.4            9.2            8.4            9.6
   Research and development                              10.9           10.7           11.5           10.7
   Restructuring and other costs                         21.8            3.5            3.1            0.5
 ----------------------------------------------------------------------------------------------------------
 Loss from operations                                   (32.7)          (9.5)          (6.5)          (3.8)
 Financial expense                                       (2.4)          (2.6)          (1.8)          (0.4)
 Income taxes                                            (0.9)             -              -           (0.3)
 ----------------------------------------------------------------------------------------------------------
 Net loss                                               (36.0)%        (12.1)%         (8.3)%         (4.5)%
 ==========================================================================================================

 (PAGE 26)

     Restructuring and Other Costs

     During the fourth quarter of fiscal 1994 the Company recorded a $28.7 million charge for restructuring and other costs which do not form part of the Company's ongoing operations. The Company's financial results during the third quarter ended January 1, 1994 were weaker than the first two quarters of fiscal 1994 and were significantly below management's expectations. These poor results occurred primarily as a result of accelerated declines in the revenues from the Company's traditional product lines and weak operating margins in North America. In response, a number of restructuring initiatives were undertaken in the final quarter of fiscal 1994 designed to reduce operating costs in future periods. These initiatives will reduce the Company's workforce by approximately 300 positions worldwide and consolidate its North American operations under a single infrastructure at its corporate headquarters near Ottawa, Canada.
     In addition the Company reassessed the carrying value of certain intangible assets in response to revised revenue forecasts. This reassessment resulted in the decision to writedown the carrying value of deferred tax assets and deferred software costs.

     Restructuring charges of $15.8 million includes $5.3 million relating to severance, $4.2 million in provisions for redundant facilities and $6.3 million in fixed asset writedowns. The provision for redundant facilities represents the estimated future lease costs and the unamortized balance of leasehold improvements for vacant facilities worldwide, including the facility of approximately 120,000 square feet in Cherry Hill, New Jersey
     which had been the former corporate headquarters of Infotron.   After
     consolidating the North American manufacturing, distribution and administrative functions near Ottawa, Canada, the Company's remaining U.S. operation will be relocated to a facility of approximately 25,000 square feet. The writedown of fixed assets will adjust the book value of equipment and spare parts inventory in North America to estimated net realizable value. It is the Company's intention to sell fixed assets that are no longer required in the Company's ongoing operations.

     Other costs recorded in the fourth quarter of fiscal 1994 include the writedown of $7.5 million in deferred tax assets which primarily relate to investment tax credits earned in Canada prior to the third quarter of fiscal 1993 on research and development expenditures. These tax credits remain available to the Company in order to reduce federal income taxes payable in Canada and the benefit of these tax credits will instead be recognized in the financial statements as they are utilized through future profitable operations. However, for financial reporting purposes, as a result of sustaining several consecutive years of losses for tax purposes in Canada, including incurring significantly higher operating losses in the second half of fiscal 1994 compared to the first half, management believes that the accounting criteria for continuing to recognize these amounts as an asset are no longer met. At March 31, 1994, the Company had available subject to audit unused investment tax credits totalling approximately $11.0 million.

     Other costs also include a writedown of $4.5 million in deferred software development costs incurred in prior years relating to the Company's
     wide-area networking products.   Declining revenue trends for these
     products, which were more pronounced in the third quarter of fiscal 1994, led to a comprehensive review by management of revenue projections for these products. Following review of these projections management determined that the carrying value of the associated deferred software development costs would not be recovered through future cash flows and accordingly its carrying value was written down to nil. Other costs also include a $0.9 million writedown of the carrying value of assets held for disposal to their estimated net realizable value.


     Restructuring costs of $5.5 million recorded in fiscal 1993 related to severance costs associated with the elimination of positions within the Company and the estimated future cost of leased property which had become redundant. In fiscal 1992, severance costs of $2.8 million were recorded. In addition, in fiscal 1992, the Company recorded a charge to income of $0.7 million, representing excess professional fees incurred in arranging financing for the Infotron merger.

 (PAGE 27)
 Management's Discussion and Analysis (Cont'd)
 Revenues

 The following table sets forth revenues by geographic segment for the year ended March 31, 1994 and each of the three preceding fiscal periods.
                                  Year       Year    8 Months     Year
                                 Ended      Ended       Ended    Ended
                              March 31   March 31    March 31  July 31
                                  1994       1993        1992     1991
 ---------------------------------------------------------------------
                                          (Millions of dollars)

 United States                 $  35.2    $  45.4     $  35.1  $  30.6
 United Kingdom                   39.3       42.0        30.8     28.7
 Canada                           23.3       32.9        26.7     39.1
 Holland/France                   14.9       19.3        12.3     23.6
 Other International              18.6       21.3        14.3      7.0
 ---------------------------------------------------------------------
                              $  131.3   $  160.9    $  119.2 $  129.0
 =====================================================================

     Revenues in the fiscal year ended March 31, 1994 were $131.3 million compared to $160.9 million in fiscal 1993 and $119.2 million during the eight-month period ended March 31, 1992. Approximately 70% of revenues in fiscal 1994 were derived from the sale of products with the balance represented by service revenue. This proportion was not significantly different from fiscal 1993 but was lower than the 74% figure for product sales in fiscal 1992. The downward trend in the proportion of revenues derived from the sale of products has occured as a result of larger year-over-year percentage declines in product revenue than those which have occurred in service revenue since fiscal 1992.

     Service revenue was $40.5 million in fiscal 1994 compared with $47.0 million in fiscal 1993 and $46.3 million (annualized) in fiscal 1992. Service revenue declined in fiscal 1994 compared to fiscal 1993 and fiscal 1992 as a result of declining product revenue during the last two fiscal years.

     The decrease in revenues in fiscal 1994 compared to fiscal 1993 of 18% is attributable to a decline in demand for the Company's traditional products in the areas of wide-area networking, data switching and data transmission. This decline was the continuation of a trend that also existed in fiscal 1993 when revenues were 10% lower than revenues for fiscal 1992 on an annualized basis. Revenues from the Company's LAN connection products, representing approximately one third of total product revenue in fiscal 1994, grew 65% in fiscal 1994 compared to fiscal 1993. However, revenues from the Company's traditional product lines declined 27% in fiscal 1994 compared to fiscal 1993. In addition, approximately 40% of the Company's product revenue in fiscal 1994 were sold through indirect channels of distribution compared to approximately 30% in fiscal 1993. These general trends also occurred within the individual quarters of fiscal 1994. The Company anticipates that in fiscal 1995, growth will continue in the LAN connection products, sales of traditional products will continue to decline and a greater proportion of sales will occur through indirect channels of distribution. The Company believes that making greater use of multiple channels of distribution provides opportunities for revenue growth.

     Revenues in each of the Company's major markets declined in fiscal 1994 compared to fiscal 1993. Revenues in North America (United States and Canada) were $58.5 million in fiscal 1994, down 25.3% from fiscal 1993 and 36.9% from the annualized level of fiscal 1992. These trends led to restructuring the North American operations during the fourth quarter of fiscal 1994 to significantly reduce operating costs in future periods.

     The Company's European direct sales markets (United Kingdom, Holland and France) reported revenues of $54.2 million in fiscal 1994, 11.6% lower than in fiscal 1993 and 16.2% below the annualized level in fiscal 1992. Revenues in the Company's other international markets were $18.6 million in fiscal 1994, $21.3 million in fiscal 1993 and $21.5 million (annualized) in fiscal 1992.

     Gross Profit

     The gross margin on revenues (revenues less cost of product sales and service expenses expressed as a percentage of revenues) was 41.7% in fiscal 1994 compared with 43.7% in fiscal 1993 and 46.5% in fiscal 1992. The gross margin on total revenues declined in both fiscal 1994 and fiscal 1993 compared to the previous year as a result of lower margins earned on both product revenue and service revenue and a trend to a higher proportion of total revenue being derived from service which has inherently lower margins than product revenue.

     The gross margin on product revenue (product revenue less cost of product sales expressed as a percentage of product revenue) was 45.5% in fiscal 1994, 46.2% in fiscal 1993 and 48.1% in fiscal 1992. The gross margin on product revenue in both fiscal 1994 and 1993 was adversely affected by additional inventory reserves on mature product lines of $1.6 million and $4.3 million respectively, taken in the fourth quarter of fiscal 1994 and the second quarter of fiscal 1993. Exclusive of these additional provisions, the gross margin on product revenue was 47.2% in fiscal 1994 and 50.0% in fiscal 1993.

     (PAGE 28)
     Management's Discussion and Analysis (Cont'd)

     The gross margin on service revenue (service revenue less service expenses expressed as a percentage of service revenue) was 33.3% in fiscal 1994, 37.6% in fiscal 1993 and 41.9% in fiscal 1992. The decline in the margin earned on service revenue during fiscal 1994 resulted from service revenue declining at a faster rate than service expenses. Service revenue declined 13.9% in fiscal 1994 compared to fiscal 1993 while service expenses declined 7.9% during the same period. The decline in service margin during fiscal 1993 compared to fiscal 1992 occurred as a result of higher costs involved in servicing the existing customer base.

     Restructuring actions undertaken in North America during the fourth quarter of fiscal 1994 reduced overhead and infrastructure costs associated with manufacturing, distribution and service. As a result of these actions, management anticipates the gross margin on product and service revenue will show improvement in fiscal 1995 compared to fiscal 1994. In addition, the Company's LAN internetworking products introduced in fiscal 1994 earned product margins that were higher than the average margin for all products sold. The Company is anticipating an improvement in product margins in the future based on continuing the trend in 1994 to derive a higher proportion of revenues from these products.

     Operating Expenses

     Operating expenses in fiscal 1994 were $97.8 million compared to $85.6 million in fiscal 1993. Fiscal 1994 operating expenses included $28.7 million of restructuring and other costs which do not form part of the Company's ongoing operations. Restructuring costs included in 1993 operating expenses were $5.5 million.

     Selling and distribution, administration and general and research and development costs were $69.1 million in fiscal 1994, 13.7% lower than the $80.1 million expended in these areas during fiscal 1993. However, as a result of lower revenues in fiscal 1994, these expenses represented 52.6% of revenues in fiscal 1994 compared to 49.8% of revenues in fiscal 1993.
     In fiscal 1992, these expenses were $89.2 million (annualized) or 49.9% of revenues. Since the 1991 merger with Infotron, the Company has continued to reduce staff in these areas with significant reductions in personnel occurring in the first quarter of fiscal 1992, the second quarter of fiscal 1993 and most recently in the fourth quarter of fiscal 1994. As a result of changes in the fourth quarter of fiscal 1994, the sales management, order administration and finance activities for North America are all centrally located at the Company's headquarters near Ottawa, Canada.

     Since 1991, the Company has received grants of aproximately $3.9 million under the Canadian Federal Government's Microelectronics and Systems Development Program ("MSDP") of which $1.1 million was received in fiscal 1994. This funding is required to be repaid if certain conditions are met relating to the commercialization of resulting technology. The Company believes these conditions were substantially met during fiscal 1994 and accordingly this funding will be required to be repaid in the future following completion of the approved programs, which is expected to occur during fiscal 1995. Repayment of annual amounts will be accrued in the form of a royalty based on revenue and will be paid in the following year.

     Operating Loss

     The Company reported an operating loss of $43.0 million in fiscal 1994.
     The respective operating losses in fiscal 1993 and 1992 (8 months) were $15.3 million and $7.7 million. The operating loss for the first half of fiscal 1994 was $2.2 million on revenue of $69.2 million. The operating loss and revenue figures for the second half of fiscal 1994 were $40.8 million and $62.1 million respectively. The operating loss for the second half included $28.7 million of restructuring and other costs. The majority of the restructuring actions in fiscal 1994 were not taken until late in the fourth quarter and accordingly did not significantly impact operating expenses in the final quarter. Reduced operating expenses and associated improved operating performance are anticipated in fiscal 1995 as a result of the downsizing and restructuring actions taken late in fiscal 1994.

     Financial Expense

     Interest expense was $4.1 million in fiscal 1994 compared with $4.7 million in fiscal 1993 and $2.7 million in fiscal 1992 (8 months). Interest expense was significantly lower in the second half of fiscal 1994 following the November 1993 public issue of common shares by the Company which raised funds which were used to retire $19.7 million in term bank loans and repay outstanding borrowings under the Company's short-term bank credit lines.
     As a result of the retirement of the term bank loans during fiscal 1994, the Company anticipates financial expenses will decline in fiscal 1995 compared to 1994.

     Net Loss

     The Company reported a net loss of $47.2 million in fiscal 1994 which included $28.7 million in restructuring and other charges. The respective net loss figures for fiscal 1993 and fiscal 1992 (8 months) were $19.5 million and $9.9 million.

     (PAGE 29)
     Management's Discussion and Analysis (Cont'd)
     Liquidity and Capital Resources

     Cash and short-term deposits declined during fiscal 1994 from $9.7 million at March 31, 1993 to $5.3 million at March 31, 1994. Borrowings under bank operating lines increased from $10.0 million at March 31, 1993 to $10.5 million at March 31, 1994. Negative cash flow from operations during fiscal 1994 of $13.6 million related primarily to the loss of $18.6 million before restructuring charges. Cash provided by financing activities was $13.9 million. Financing activities included the sale of 12,000,000 common shares through a public offering during the third quarter of fiscal 1994 which yielded proceeds of C$45.1 million (approximately $33.8 million) net of underwriters' fees and before deducting expenses of the issue. Term bank indebtedness of $19.7 million was retired from the proceeds of the share issue representing the full amount outstanding under these loans.
     The balance of the proceeds of approximately $13.5 million following payment of expenses of the issue was retained for working capital purposes. This latter amount was initially applied in November 1993 to eliminate the utilization of short-term bank operating lines thereby making those lines available for future working capital purposes and reducing interest costs to the Company. At the end of the third quarter of fiscal 1994 the Company was borrowing $1.2 million under these lines, net of cash and short-term deposits of $1.8 million. At March 31, 1994, utilization of these operating lines on a net basis was $5.2 million, representing negative cash flow of $4.0 million during the fourth quarter of fiscal 1994 which occurred primarily as a result of the net loss sustained in the third quarter.

     At March 31, 1994, the Company's authorized bank operating lines totalled $17.9 million. Of this amount, $15.3 million related to two committed credit facilities with a Canadian chartered bank up to July 31, 1994 (the annual review date when the loan agreements mature) bearing interest at the bank's prime rate plus 1.375%. The other authorized amount of $2.6 million related to a demand facility with a bank in the United Kingdom bearing interest at 2.5% above the bank's prime rate. These operating lines are secured by certain of the accounts receivable, inventories and other assets of the Company. The amount available for borrowing at any time under these facilities is determined based on margin formulas relating to levels of accounts receivable, inventories and other bank covenants. Under such formulas, $15.4 million was available to the Company at March 31, 1994 and $10.5 million was being utilized (all of which related to the Canadian operating line). Cash and short-term deposits held as of that date represented a further $5.3 million in cash resources available to the Company. At March 31, 1994 the Company was not in compliance with certain financial covenants contained in the bank loan agreements with the Canadian chartered bank. These financial covenants measure among other items the tangible net worth of the Company, the current ratio and the debt to tangible net worth ratio. The breach of these financial covenants constitutes an event of default under the terms of the loan agreements for which the Company obtained a waiver from the bank for the balance of the committed period. Upon maturity of the Canadian operating loans on July 31, 1994, the outstanding borrowings convert to facilities which are repayable on demand unless a renewal of the committed operating facility is agreed between the Company and the bank. While the Company currently believes that the facilities will be renewed at satisfactory levels, there can be no assurance that such renewal will occur since the future availability of these credit facilities will in part be determined by future operating performance.

     The Company believes that its current financial base together with currently available credit facilities can provide sufficient financial resources for continued operations in the short-term. Negative cash flow from operations is anticipated during the first half of fiscal 1995 primarily as a result of restructuring actions taken in the fourth quarter of fiscal 1994. As a result of this restructuring the Company believes that the adjusted break even levels for annual revenues is approximately $130 million. The Company's ability to generate positive cash flow is ultimately dependent on its ability to attain this break even revenue level.

     Capital spending was $4.4 million in fiscal 1994, $3.9 million in fiscal 1993 and $2.6 million in fiscal 1992 (8 months). The Company believes it must continue to invest in its capital asset base at fiscal 1994 or moderately higher levels.

     Accounts receivable and inventories at March 31, 1994 were $51.1 million (accounts receivable - $30.2 million; inventories - $20.9 million) versus $61.8 million at March 31, 1993 (accounts receivable - $35.9 million; inventories - $25.9 million). The decrease is primarily attributable to lower revenue levels in fiscal 1994 than 1993, thereby reducing working capital requirements. The additional inventory provisions of $1.5 million taken in the fourth quarter of fiscal 1994 also contributed to the decrease in inventory levels.

     The Company's current ratio was 1.3:1 at March 31, 1994 compared to 1.5:1 at March 31, 1993. The decline in the current ratio is primarily due to the accrued restructuring costs recorded in the fourth quarter of fiscal 1994.

     (PAGE 30)
     Market for Gandalf Stock and Related Security Holder Matters
     Markets Information

     The common shares of Gandalf Technologies Inc. are listed on The Toronto Stock Exchange in Canada (Symbol GAN) and on The Nasdaq Stock Market (NMS) in the United States (Symbol GANDF).



                       The Toronto Stock Exchange           The Nasdaq Stock Market
                          (Canadian Dollars)                    (U.S. Dollars)

                 Fourth   Third    Second   First     | Fourth     Third      Second     First
                 Quarter  Quarter  Quarter  Quarter   | Quarter    Quarter    Quarter    Quarter
 ----------------------------------------------------------------------------------------------------
 Fiscal 1994
   High           3.75     4.60     4.00     4.60     |  3          3 - 1/2    3 - 1/4    3 - 19/32
   Low            0.95     3.40     2.85     3.60     | 13/16       2 - 1/2    2 - 1/8    2 - 3/4
   Volume (000's) 20,284   9,167    1,633    3,008    | 1,418       798        453        605
 ----------------------------------------------------------------------------------------------------
 Fiscal 1993
   High           5.50     4.10     3.35     3.65     |  4 - 1/2    3 - 1/4    2 - 7/8    3 - 1/8
   Low            3.90     1.85     2.25     2.50     |  3          1 - 1/2    1 - 3/4    2 - 1/8
   Volume (000's) 6,356    4,266    417      1,161    |  1,393      826        459        920
 ----------------------------------------------------------------------------------------------------
 Fiscal 1992
   High           n/a      3.90*    3.00     3.45     |  n/a        3- 3/8 *    2- 5/8    3- 1/8
   Low            n/a      2.50*    1.50     2.70     |  n/a        2*          1- 1/8    2- 1/4
   Volume (000's) n/a      1,042*   1,083    357      |  n/a        1,217*      815       639
 ---------------------------------------------------------------------------------------------------

 * 9 weeks

     Shareholders

     As at June 2, 1994, there were 28,072,333 shares issued and outstanding with 2,197 record holders. The stock closed on The Toronto Stock Exchange at $0.98 (Cdn.) on June 2, 1994, and on The Nasdaq Stock Market at $0.625.

     Dividends

     Individuals and corporations resident in the United States are subject generally to a 15 percent withholding tax on dividends, and individuals and corporations resident in countries that do not have a treaty with Canada are subject to a 25 percent withholding tax. For United States corporations only, however, the United States/Canada Tax Treaty reduces the withholding tax to 10 percent if the United States corporation owns at least 10 percent of the Company's voting shares.

     It is the Company's present policy not to pay cash dividends and to retain its earnings to finance expansion and growth. Payment of future dividends will be at the discretion of the Board of Directors and will be dependent on earnings, capital requirements and the financial condition of the Company.

     Capital gains derived in Canada from the sale or exchange of the Company's shares by an individual or corporation resident in the United States and without a permanent establishment in Canada are exempt from taxation in Canada with limited exceptions.