Form 10-K, Exhibit 13
period 1995-03-03
GANDALF TECHNOLOGIES INC
filed 1995-06-29
CIK 355876

Consolidated Balance Sheet
(Thousands of U.S. dollars)

As at March 31                                              1995                   1994
- ---------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                             $ 11,817               $  5,273
  Accounts receivable                                     26,880                 30,182
  Inventories (note 2)                                    15,230                 20,877
  Other                                                    2,268                  4,022
- ---------------------------------------------------------------------------------------
    Total current assets                                  56,195                 60,354
Fixed assets (note 3)                                     18,619                 20,214
Goodwill, net of accumulated
  amortization of $2,952 (1994 - $2,734)                   3,462                  3,680
Other assets                                               3,232                  4,938
- ---------------------------------------------------------------------------------------
    Total assets                                        $ 81,508               $ 89,186
=======================================================================================

Liabilities and Shareholders' Equity
Current liabilities:
  Bank operating lines (note 4)                         $  5,854               $ 10,512
  Accounts payable and accrued liabilities (note 5)       21,369                 27,854
  Deferred revenue                                         7,758                  7,424
  Current portion of long-term debt (note 6)                 157                    586
- ---------------------------------------------------------------------------------------
    Total current liabilities                             35,138                 46,376
Long-term debt (note 6)                                    1,877                  2,020
8.5% convertible debentures (note 7)                      10,051                 21,681

Shareholders' equity:
  Capital stock (notes 7 and 8)
    Common shares, 35,238,064 issued and outstanding
    (1994 - 28,072,333)                                   91,644                 79,811
  Retained earnings (deficit)                            (52,364)               (53,770)
  Cumulative translation adjustment                       (4,838)                (6,932)
- ---------------------------------------------------------------------------------------
    Total shareholders' equity                            34,442                 19,109
- ---------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity          $ 81,508               $ 89,186
=======================================================================================

Commitments and contingencies (note 16)
On behalf of the Board of Directors:




s/D. CUNNINGHAM					s/D.M. GLEKLEN
D. Cunningham, Director  				D.M. Gleklen,
Director

See accompanying notes to consolidated financial statements

Consolidated Statement of Income
(Thousands of U.S. dollars, except per share amounts)

Years Ended March 31                                1995            1994            1993
- -----------------------------------------------------------------------------------------
Revenues:
  Product                                      $  83,801       $  90,813       $ 113,877
  Service                                         36,710          40,510          47,023
- ----------------------------------------------------------------------------------------
                                                 120,511         131,323         160,900
Operating expenses:
  Cost of product sales                           43,630          49,509          61,237
  Service expenses                                23,316          27,024          29,333
  Sales and marketing                             33,148          43,678          47,928
  Administration and general                       7,513          11,094          14,879
  Research and development (note 9)               10,197          14,316          17,279
  Restructuring and other costs (note 10)            685          28,662           5,547
- ----------------------------------------------------------------------------------------
Income (loss) from operations                      2,022         (42,960)        (15,303)
Gain on sale of portfolio investment               2,024               -               -
Interest expense (note 11)                        (2,969)         (4,127)         (4,653)
Interest income and foreign exchange                 329             991             449
Income taxes (note 12)                                 -          (1,142)              -
- ----------------------------------------------------------------------------------------
Net income (loss) for the year                 $   1,406       $ (47,238)      $ (19,507)
========================================================================================
Basic earnings (loss) per share (note 13)      $    0.05       $   (2.27)      $   (1.24)
========================================================================================
Weighted average number of common shares
  outstanding (thousands)                         28,589          20,802          15,702
========================================================================================
See accompanying notes to consolidated financial statements

Auditors' Report

To the Shareholders of Gandalf Technologies Inc.

We have audited the consolidated balance sheets of Gandalf Technologies Inc. as at March 31, 1995 and 1994 and the consolidated statements of income, changes in financial position and shareholders' equity for each of the years in the three year period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 1995 and 1994 and the results of its operations and the changes in its financial position for each of the years in the three year period ended March 31, 1995, in accordance with accounting principles generally accepted in Canada which, except as disclosed in
Note 19 to the consolidated financial statements, also conform in all material respects with accounting principles generally accepted in the United States.


s/KPMG PEAT MARWICK THORNE
Chartered Accountants
Ottawa, Canada
May 26, 1995

Consolidated Statement of Changes in Financial Position
(Thousands of U.S. dollars)

Years Ended March 31                                1995            1994            1993
- ----------------------------------------------------------------------------------------
Operating activities:
  Cash provided by (applied to)
    operations (note 14)                       $   4,958       $ (14,395)      $  (1,650)
  Decrease in operating working
    capital (note 15)                              4,212             775           3,099
- ----------------------------------------------------------------------------------------
Cash provided by (applied to)
  operating activities                             9,170         (13,620)          1,449
- ----------------------------------------------------------------------------------------
Financing activities:
  Issue of capital stock                          12,242          34,226             343
  Issue of 8.5% convertible debentures                 -               -          21,665
  Conversion of 8.5% convertible
    debentures (note 7)                          (11,533)              -               -
  Long-term debt incurred                              -               -             792
  Long-term debt retired                            (446)        (20,841)        (11,989)
- ----------------------------------------------------------------------------------------
Cash provided by financing activities                263          13,385          10,811
- ----------------------------------------------------------------------------------------
Investing activities:
  Purchase of fixed assets                        (2,919)         (4,411)         (3,929)
  Proceeds on disposal of investments              3,857           1,158               -
  Proceeds on disposal of fixed assets               298           1,088               -
  Software development costs deferred (note 9)      (150)         (1,986)         (3,012)
  Other                                              443             (55)          1,338
- ----------------------------------------------------------------------------------------
Cash provided by (applied to)
  investing activities                             1,529          (4,206)         (5,603)
- ----------------------------------------------------------------------------------------
Effect of exchange rate changes
  on cash balances                                   240            (510)             31
- ----------------------------------------------------------------------------------------
Increase (decrease) in cash position
  in the year                                     11,202          (4,951)          6,688
Cash position at beginning of year                (5,239)           (288)         (6,976)
- ----------------------------------------------------------------------------------------
Cash position at end of year                   $   5,963       $  (5,239)      $    (288)
========================================================================================
Cash position is comprised of:
  Cash and cash equivalents                    $  11,817       $   5,273       $   9,737
  Bank operating lines                            (5,854)        (10,512)        (10,025)
- ----------------------------------------------------------------------------------------
                                               $   5,963       $  (5,239)      $    (288)
========================================================================================
See accompanying notes to consolidated financial statements

Consolidated Statement of Shareholders' Equity
(Thousands of U.S. dollars)


Years Ended March 31                          1995                    1994                  1993
- -------------------------------------------------------------------------------------------------------
                                         Shares   Dollars       Shares   Dollars       Shares   Dollars
- -------------------------------------------------------------------------------------------------------
Capital Stock:
    Consisting of an unlimited
    number of common shares
    authorized, without par value
  Balance at beginning of year       28,072,333  $ 79,811   15,864,833  $ 45,585   15,671,907  $ 45,242
  Issued:
    On conversion of debentures
    (note 7)                          6,782,519    11,124            -         -            -         -
    On public offering, net of share
      issue costs                             -         -   12,000,000    33,863            -         -
    Exercise of stock options (note 8)  182,214       354      207,500       363      198,000       354
    Employee share purchase plan        200,998       355            -         -            -         -
Cancelled                                     -         -            -         -      (5,074)       (11)
- --------------------------------------------------------------------------------------------------------
  Balance at end of year             35,238,064  $ 91,644   28,072,333  $ 79,811   15,864,833  $ 45,585
========================================================================================================

Retained Earnings (Deficit):
  Balance at beginning of year                   $(53,770)              $ (6,532)              $ 12,975
  Net income (loss)                                 1,406                (47,238)               (19,507)
- --------------------------------------------------------------------------------------------------------
  Balance at end of year                         $(52,364)              $(53,770)              $ (6,532)
========================================================================================================

Cumulative Translation Adjustment:
  Balance at beginning of year                   $ (6,932)              $ (4,745)              $ (2,726)
  Adjustment arising on translation
    of foreign subsidiaries' financial
    statements to U.S. dollars                      1,091                 (3,122)                (1,524)
  Adjustment relating to subsidiary loans
    designated as long-term investments             1,003                    935                   (495)
- -------------------------------------------------------------------------------------------------------
  Balance at end of year                         $ (4,838)              $ (6,932)              $ (4,745)
========================================================================================================
See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

All amounts are stated in U.S. dollars unless otherwise indicated. C$ refers to Canadian dollars. Tabular amounts are in thousands except per share data. References to years are to fiscal years ended March 31. Prior year financial statements have been reclassified to conform with the current year's presentation.


1.  Summary of Accounting Principles

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. These principles are also generally accepted in the United States in all material respects except as disclosed in note 19. The significant accounting principles are outlined below.


(a)  Basis of Consolidation

The consolidated financial statements include the accounts of Gandalf Technologies Inc. and its subsidiaries. All significant intercompany transactions and balances are eliminated.

(b)  Foreign Currency Translation

Operations using a unit of measurement and presentation other than the U.S. dollar, including the Company's Canadian parent, represent foreign operations. The Company considers that for translation purposes all of its foreign operations are self-sustaining.

The assets and liabilities of self-sustaining foreign operations are translated into U.S. dollars at year-end exchange rates and the resulting unrealized exchange gains or losses are included in the cumulative translation adjustment as a separate component of shareholders' equity. The income statements of such operations are translated at exchange rates prevailing during the year.

(c)  Revenue Recognition

Revenue from the sale of products is recognized at the time goods are shipped to customers, net of appropriate provisions for estimated returns. Revenue from services is recognized at the time services are rendered. Billings in advance of services are included in deferred revenue.

(d)  Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments purchased with an original maturity of three months or less.

(e)  Inventories

Work-in-process and finished goods inventories are valued at the lower of cost and net realizable value. Raw materials are valued at the lower of cost and replacement cost. Cost is determined on a first-in first-out basis and includes material, labour and manufacturing overhead where applicable.

(f)  Fixed Assets

Fixed assets are recorded at cost net of government assistance. Equipment is depreciated using the declining balance method at an annual rate of 20%, with the exception of service spares which are depreciated using the straight-line method over 5 years. Buildings are depreciated using the straight-line method based on a useful life of 20 years. Leasehold improvements are amortized using the straight-line method over the term of the related lease.

(g)  Research and Development Costs

Research costs are expensed as incurred. Development costs are expensed in the year incurred unless management believes a development project meets the generally accepted accounting criteria for deferral and amortization. To date, the only development costs which have met these criteria have been certain computer software development costs.


(h)  Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired of subsidiary companies and is amortized using the straight-line method over a period not exceeding 20 years. When warranted by events or circumstances that might indicate that recoverability is impaired, management will evaluate recoverability by use of the undiscounted cash flow method.

2.   Inventories

As at March 31                                              1995                   1994
- ---------------------------------------------------------------------------------------
Raw materials                                           $  3,336               $  5,587
Work-in-process                                            4,591                  4,007
Finished goods                                             7,303                 11,283
- ---------------------------------------------------------------------------------------
                                                        $ 15,230               $ 20,877
=======================================================================================

3.  Fixed Assets

As at March 31                                              1995                   1994
- ---------------------------------------------------------------------------------------
Cost:
  Land                                                  $    232               $    213
  Buildings                                                4,725                  4,535
  Equipment                                               55,879                 53,340
  Leasehold improvements                                   1,930                  1,779
- ---------------------------------------------------------------------------------------
                                                          62,766                 59,867
Accumulated depreciation                                  44,147                 39,653
- ---------------------------------------------------------------------------------------
Net book value                                          $ 18,619               $ 20,214
=======================================================================================

4.  Bank Operating Lines

At March 31, 1995 the Company's authorized bank operating lines totalled $18.9 million. This included $15.2 million relating to two committed credit facilities with a Canadian chartered bank. During May 1995, two months in advance of their expiry, these facilities were renewed for the period through to the next annual review date of June 30, 1996. The facilities bear interest at the bank's prime rate plus 0.5%. The additional authorized amount of $3.7 million related to a demand credit facility with a bank in the United Kingdom. During the third quarter of 1995, this facility was renewed until September 1995. The interest rate varies depending on borrowing levels and ranges from 2.0% to 2.5% above the bank's base rate.

The operating lines are secured by certain of the accounts receivable, inventories and other assets of the Company. The amount available for borrowing at any time under the facilities is based on margin formulas relating to levels of accounts receivable, inventories and other bank covenants. Under such formulas, $14.8 million was available to the Company at March 31, 1995 and $5.8 million was being utilized. Cash and cash equivalents held as of that date represented a further $11.8 million of cash resources available to the Company. Cash and unused credit lines totalled $20.8 million at March 31, 1995, compared to $10.2 million at March 31, 1994.


5.  Accounts Payable and Accrued Liabilities

As at March 31                                              1995                   1994
- ---------------------------------------------------------------------------------------
Trade accounts payable                                  $  7,341               $  9,784
Payroll, commissions and related taxes                     4,072                  3,594
Accrued restructuring costs                                3,033                  6,720
Other payables                                             5,266                  6,292
Income and other taxes payable                             1,657                  1,464
- ---------------------------------------------------------------------------------------
                                                        $ 21,369               $ 27,854
=======================================================================================

The decrease in accrued restructuring costs during 1995 occurred primarily as a result of the payment of severance and lease costs for redundant facilities which were accrued during the fourth quarter of the 1994 fiscal year. Accrued restructuring costs at March 31, 1995 primarily represent the remaining portion of lease costs for redundant facilities.


6.  Long-term Debt

As at March 31                                                       1995          1994
- ---------------------------------------------------------------------------------------
                             Interest
Description                  Rate        Security
- ---------------------------------------------------------------------------------------
Obligation under capital     12.9%       Printed Circuit Board   $  1,984      $  2,078
  lease denominated in                   Manufacturing Facility,
  Canadian dollars, lease                Nepean, Ontario
  term ending during 2009

Other                        Various     Various                       50           528
- ---------------------------------------------------------------------------------------
                                                                    2,034         2,606
Classified as current                                                 157           586
- ---------------------------------------------------------------------------------------
                                                                 $  1,877      $  2,020
=======================================================================================

The aggregate amount of long-term debt scheduled to be repaid in the five years ending March 31, 2000 is $482,000 with the balance of $1,552,000 due thereafter.

7.  8.5% Convertible Debentures


                                                                             Shares Issued
                                     Aggregate Principal Amount      %     Upon Conversion
- ----------------------------------------------------------------------     ---------------
Balance at March 31, 1994            C$  30,000     $  21,681      100%
  Converted during year                 (15,939)      (11,533)     (53%)         6,782,519
  Impact of foreign exchange                  -           (97)       -
- -----------------------------------------------------------------------
Balance at March 31, 1995                14,061        10,051       47%
  Converted subsequent to year end       (8,020)       (5,864)     (27%)         3,412,747
  Impact of foreign exchange                 -            213        -
- -----------------------------------------------------------------------
Balance at May 26, 1995              C$   6,041     $   4,400       20%
=======================================================================

In November 1992 the Company issued 8.5% convertible debentures with an aggregate principal amount of C$30.0 million which mature in November 2002. At any time prior to maturity they are convertible into common shares of the Company at the option of the holder at a conversion price of C$2.35 (approximately $1.71) which would yield 425.53 common shares for each C$1,000 (approximately $728) of principal amount of debentures held.

During the fourth quarter of fiscal 1995 debentures with an aggregate principal amount of $11,533,000 were converted into 6,782,519 common shares. The resulting increase in capital stock of $11,124,000 was determined as the sum of the principal amount of the debentures converted ($11,533,000) plus interest accrued to the date of conversion ($325,000), net of the pro rata share of the associated unamortized deferred financing costs ($734,000).

During the period subsequent to March 31, 1995 until May 26, 1995, debentures with an aggregate principal amount of $5,864,000 were converted into 3,412,747 common shares. As of May 26, 1995, approximately 20% of the original amount of debentures remained outstanding which, if converted, would result in a maximum of 2,570,638 additional common shares being issued. At that date the closing price of the Company's common shares on the Toronto Stock Exchange (the "TSE") was C$7.88 and on NASDAQ in the United States the closing price was $5.75, which represented approximately 335% of the conversion price.

The remaining outstanding debentures represent an unsecured direct obligation of the Company. After November 10, 1995 any outstanding debentures are redeemable by the Company provided that for the 20 trading days ending with the fifth trading day preceding the date on which the notice of redemption is first given, the weighted average market price at which the shares have traded on the TSE and NASDAQ is not less than 125% of the conversion price.

8.  Stock Options

The following table summarizes the activity for the stock options plans in effect during the year ended March 31, 1995 and for each of the preceding two years.

                                              Shares Available               Outstanding
                                                     for Grant                   Options
- ----------------------------------------------------------------------------------------
Balance at March 31, 1992                               78,460                   896,000
  Reserved for issuance                                600,000                         -
  Granted                                             (575,000)                  575,000
  Terminated                                           125,000                  (125,000)
  Exercised                                                  -                  (198,000)
- ----------------------------------------------------------------------------------------
Balance at March 31, 1993                              228,460                 1,148,000
  Reserved for issuance                              1,000,000                         -
  Granted                                             (700,000)                  700,000
  Terminated                                           376,000                  (376,000)
  Exercised                                                  -                  (207,500)
- ----------------------------------------------------------------------------------------
Balance at March 31, 1994                              904,460                 1,264,500
  Reserved for issuance                                438,000                         -
  Granted                                           (1,790,000)                1,790,000
  Terminated                                           532,500                  (532,500)
  Exercised                                                  -                  (182,214)
- ----------------------------------------------------------------------------------------
Balance at March 31, 1995                               84,960                 2,339,786
========================================================================================

The options to purchase common shares granted under the above stock option plans expire between January 10, 1997 and April 18, 2005. Of the 2,339,786 options outstanding at March 31, 1995, 945,474 were exercisable as of that date, and the prices at which the outstanding options may be exercised approximated the market value on the dates of grant. The exercise price for outstanding options granted on or before March 31, 1994 range from C$1.53 to C$5.25 (approximately $1.09 to $3.75) per share. The exercise price for options granted during the year ended March 31, 1995 range from C$0.88 to C$6.00 (approximately $0.63 to $4.29) per share. Directors and executive officers as a group held 1,632,486 options as at March 31, 1995.

9.  Research and Development


Years Ended March 31                                1995            1994            1993
- ----------------------------------------------------------------------------------------
Research and development expenditures          $  10,078       $  14,980       $  20,504
Investment incentives                               (287)           (798)         (2,028)
Software development costs:
  Amortized                                          556           2,120           1,815
  Deferred                                          (150)         (1,986)         (3,012)
- ----------------------------------------------------------------------------------------
                                               $  10,197       $  14,316       $  17,279
========================================================================================

10.  Restructuring and Other Costs

Years Ended March 31                                1995            1994           1993
- ---------------------------------------------------------------------------------------
Restructuring                                  $     685       $  15,760       $  5,547
Other                                                  -          12,902              -
- ---------------------------------------------------------------------------------------
                                               $     685       $  28,662       $  5,547
=======================================================================================

Restructuring costs recorded in 1995 represent severance costs associated with the elimination of approximately 70 positions at the end of the first fiscal quarter in connection with an internal functional realignment.

Restructuring costs recorded in 1994 relate to decisions made by the Company in February 1994 to reduce its workforce by approximately 300 positions worldwide and consolidate its North American operations under a single organization structure. Restructuring costs included $5.3 million relating to severance, $4.2 million in provisions for redundant facilities representing the estimated future lease costs and the unamortized cost of leasehold improvements for vacant facilities worldwide, and $6.3 million in fixed asset writedowns to adjust the net book value of surplus equipment and spare parts inventory in North America to their estimated net realizable value.

During 1994, other costs included a writedown of $7.5 million in deferred tax assets which primarily related to investment tax credits earned in Canada prior to the third quarter of 1993 on research and development expenditures. For financial reporting purposes, as a result of sustaining several consecutive years of losses up to the end of 1994, management believed that the accounting criteria for continuing to recognize these amounts as an asset were no longer met. These tax credits remain available to the Company and the benefit of these tax credits will instead be recorded in the financial statements as they are utilized to reduce future federal income taxes payable in Canada. Other costs in fiscal 1994 also included a writedown of $4.5 million in deferred software development costs which were not expected to be recovered through future cash flows and a $0.9 million writedown of assets held for disposal to their net realizable value.

Restructuring costs of $5.5 million recorded in 1993 related to severance costs associated with the elimination of positions within the Company and the estimated future cost of leased property which had become redundant.


11.  Interest Expense

Interest expense appearing on the consolidated statement of income relates only to bank operating lines, bank term debt and convertible debentures. It does not include interest on the capital lease obligation for the manufacturing facility. Such interest is considered to be a cost of occupancy which is allocated to operating expenses. Total interest expense, including these amounts, during the year ended March 31, 1995 amounted to $3,224,000 (1994 - $4,402,000; 1993 - $4,952,000).
Of this amount, $2,212,000 (1994 - $3,578,000; 1993 -
$3,568,000) represented interest on indebtedness initially incurred for a term of more than one year.

12.  Income Taxes


Years Ended March 31                                1995            1994           1993
- ---------------------------------------------------------------------------------------
Current:
  Canadian                                     $       -       $    (342)      $      -
  Foreign                                              -            (800)             -
- ---------------------------------------------------------------------------------------
                                               $       -       $  (1,142)      $      -
=======================================================================================

The income tax expense reported differs from the amount computed by applying the Canadian tax rates to the income
(loss) before income taxes.


Years Ended March 31                                1995            1994           1993
- ---------------------------------------------------------------------------------------
Expected tax rate                                   44.3%           44.3%          43.5%
Expected tax expense (recovery)                $     623       $ (20,420)      $ (8,486)
Utilization of losses
  not previously recorded                           (623)              -              -
Losses for which no tax benefit
  has been recorded                                    -          20,420          8,486
Other                                                  -          (1,142)             -
- ---------------------------------------------------------------------------------------
                                               $       -       $  (1,142)      $      -
=======================================================================================

At March 31, 1995, the Company had available, subject to audit and certain restrictions, accumulated accounting losses of approximately $70 million the potential tax benefit of which have not been recorded in the consolidated financial statements. These include loss carry-forwards for income tax purposes of approximately $50 million which begin to expire after the 1999 fiscal year. The remaining amount relates to items expensed in the consolidated financial statements which have not yet been claimed for income tax purposes. The Company also had available, subject to audit, investment tax credits of approximately $11 million which can be applied to reduce federal taxes payable in Canada. These investment tax credits expire between 1997 and 2005.

Included in the loss carry-forwards for income tax purposes are approximately $40 million million of net operating loss carry-forwards ("NOLs") in the United States. The Company's ability to use these NOLs to offset future taxable income is subject to restrictions enacted in the United States Internal Revenue Code of 1986 as amended (the "Code"). These restrictions would limit the Company's future use of its NOLs when certain stock ownership changes described in the Code have occurred over a three year period. These ownership changes may arise from the public sale of securities. As a result of the public issue of shares by the Company during fiscal 1994 the Company may be restricted on future use of NOLs.

The loss carry-forwards for income tax purposes include losses arising in the Netherlands. Tax authorities in the Netherlands have reassessed income taxes for the years 1989 through 1991, disallowing certain amounts which have been claimed for income tax purposes. The Company has filed objections to these reassessments and is in discussion with the tax authorities. The Company anticipates that the resolution of this matter will lead to amended reassessments which, after taking into consideration available loss carry-forwards, would not result in a material tax liability to the Company.

The loss before income taxes attributable to all foreign operations for the year ended March 31, 1995 was $735,000
(1994 - $31,074,000; 1993 - $8,175,000).

At March 31, 1995 the balance of unremitted earnings of subsidiaries was $11,113,000 (1994 - $7,761,000; 1993 -
$9,676,000). The Company does not currently anticipate repatriating earnings of foreign subsidiaries where such repatriation would give rise to withholding taxes.

13.  Earnings Per Share

Basic earnings (loss) per share figures are presented on the consolidated statement of income. These figures are calculated using the monthly weighted average number of common shares outstanding during the year. Fully diluted earnings per share information has not been presented as potential conversions are anti-dilutive.

Adjusted earnings per share for 1995 was $0.07. The calculation assumes that the conversion of debentures, which occurred during 1995, had occurred at the beginning of the 1995 fiscal year. Pro forma earnings per share for 1995 was $0.08. The calculation assumes that the conversion of debentures which occurred during 1995 and from April 1, 1995 until May 26, 1995, had occurred at the beginning of the 1995 fiscal year (see note 7).

14.  Cash Provided By Operations

Cash provided by (applied to) operations is computed as follows:


Years Ended March 31                                 1995           1994            1993
- ----------------------------------------------------------------------------------------
Income (loss) from operations                  $    2,022      $ (42,960)      $ (15,303)
Depreciation and amortization                       5,616          9,658          11,675
Reserves and writedowns not involving
  an outlay of cash                                     -         22,004           6,182
Interest paid                                      (2,803)        (3,546)         (4,653)
Interest received and foreign exchange                329            991             449
Other                                                (206)          (542)              -
- ----------------------------------------------------------------------------------------
                                               $    4,958      $ (14,395)      $  (1,650)
=========================================================================================


15.  Changes in Operating Working Capital

The decrease in operating working capital is computed as follows:


Years Ended March 31                                1995            1994            1993
- ----------------------------------------------------------------------------------------
Accounts receivable                            $   3,302       $   4,103       $   3,775
Inventories                                        5,647           1,750           2,488
Other current assets                                  78              73               8
Accounts payable and accrued liabilities          (6,353)         (1,602)         (3,462)
Income taxes payable                                 193             470          (1,433)
Deferred revenue                                     334          (1,075)          2,271
Foreign currency translation adjustment            1,011          (2,944)           (548)
- ----------------------------------------------------------------------------------------
                                               $   4,212       $     775       $   3,099
========================================================================================

16.  Commitments and Contingencies

(a) The Company has entered into various lease commitments primarily for office premises and automobiles. At March
     31, 1995, the minimum amounts payable under such leases in future fiscal years are as follows:

                 1996         $  7,100
                 1997            5,600
                 1998            3,400
                 1999            2,100
                 2000            1,900
                 Thereafter      5,000
                              --------
                              $ 25,100
                              ========

     The Company has provided guarantees totalling approximately $906,000 pursuant to certain contracts and agreements.

(b) Since 1991, the Company has received funding of approximately $1.4 million and $2.5 million respectively under two projects approved through the Canadian federal government's Microelectronics and Systems Development Program ("MSDP"). While the repayment terms of the two projects differ slightly, both are tied to future sales, with the liability to repay the funding arising from product revenues earned following both the commercialization of the resulting technology and the completion of the MSDP project. The amount that is potentially repayable is calculated without interest as a royalty on revenues earned in the 10 years following the project completion date and is limited to the amount of the funding received.

     The first project was completed on March 31, 1995 and the Company will commence accruing the corresponding royalty at the beginning of fiscal 1996. The royalty for this project is 2% of consolidated gross revenue from the resulting products. The royalty payments are due annually six months after the anniversary of the project completion date. The Company expects that the funding will be fully repaid within 3-5 years.

     The second project is expected to be completed during fiscal 1996 and the Company will commence accruing the corresponding royalty at that time. The royalty for this project is 1% of the Canadian subsidiary's total product revenues. The royalty payments are due annually three months after the anniversary of the project completion date. The Company expects that the funding will be fully repaid within 3-5 years.

(c) In the normal course of business, various litigation, claims and assessments have arisen involving the Company and its subsidiaries. In certain instances, substantial amounts are being sought. Management is vigorously defending its position in all such actions. While the outcome of such proceedings is currently not determinable, management believes, after consideration of all relevant facts, that their outcome would be unlikely to result in a material adverse effect on the Company's consolidated financial position or its future results of operations.

17. Segmented Information

The Company operates in one business segment, providing networking solutions to customers through designing, manufacturing, marketing and servicing a broad line of computerized communications systems.

The Company has defined five geographic regions for the segments in which it operates: the United States of America, Canada, the United Kingdom, Holland/France and other international markets. The following table sets forth information concerning these geographic segments for each of the years in the three year period ended March 31, 1995.


Years Ended March 31                                1995            1994            1993
- ----------------------------------------------------------------------------------------
Sales to customers:
  United States                                $  32,547       $  35,157       $  45,347
  Canada                                          22,473          23,341          32,887
  United Kingdom                                  37,939          39,309          41,996
  Holland/France                                  15,772          14,867          19,327
  Other International                             11,780          18,649          21,343

Segment transfers:
  United States                                      964           5,360           3,573
  Canada                                          22,822          24,702          20,846
  United Kingdom                                     977           2,385           7,387
  Holland/France                                       9             476             938
  Eliminations                                   (24,772)        (32,923)        (32,744)
- ----------------------------------------------------------------------------------------
Total revenues                                 $ 120,511       $ 131,323       $ 160,900
========================================================================================
Segment operating profit:
  United States                                $   4,739       $  (1,621)      $     603
  Canada                                           1,764            (226)          4,802
  United Kingdom                                   8,242           6,908           8,488
  Holland/France                                   3,527           2,550           4,200
  Other International                                (65)          2,574           1,627
- ----------------------------------------------------------------------------------------
Total segment operating profit                    18,207          10,185          19,720
- ----------------------------------------------------------------------------------------
Expenses:
  Research and development                        10,197          14,316          17,279
  General corporate                                5,303          10,167          12,197
  Restructuring and other costs                      685          28,662           5,547
  Gain on sale of portfolio investment            (2,024)              -               -
  Interest expense                                 2,969           4,127           4,653
  Interest income and foreign exchange              (329)           (991)           (449)
  Income taxes                                         -           1,142               -
- ----------------------------------------------------------------------------------------
Net income (loss)                              $   1,406       $ (47,238)      $ (19,507)
========================================================================================
Identifiable assets:
  United States                                $  10,015       $  14,919       $  35,086
  Canada                                          27,376          33,440          58,718
  United Kingdom                                  24,315          23,336          25,560
  Holland/France                                  10,800           7,308           8,869
  Other International                              9,002          10,183           1,370
- ----------------------------------------------------------------------------------------
Total assets                                   $  81,508       $  89,186       $ 129,603
========================================================================================

18.  Quarterly Financial Information (Unaudited)

Quarterly unaudited financial information for each of the years ended March 31, 1995 and 1994 is as follows:

                                       First        Second          Third       Fourth
1995                                 Quarter       Quarter        Quarter      Quarter
- --------------------------------------------------------------------------------------
Revenues:
  Product                           $ 20,745      $ 21,754       $ 20,363     $ 20,939
  Service                              8,973         8,906          9,388        9,443
- --------------------------------------------------------------------------------------
                                      29,718        30,660         29,751       30,382
- --------------------------------------------------------------------------------------
Operating expenses:
  Cost of product sales               10,896        11,094         10,661       10,979
  Service expenses                     5,871         5,739          5,754        5,952
  Sales and marketing                  8,742         8,002          7,854        8,550
  Administration and general           1,929         1,907          1,957        1,720
  Research and development             2,413         2,581          2,658        2,545
  Restructuring costs                    685             -              -            -
- --------------------------------------------------------------------------------------
Income (loss) from operations           (818)        1,337            867          636
Gain on sale of portfolio investment       -             -          2,024            -
Interest expense                        (798)         (823)          (795)        (553)
Interest income and foreign exhange       57            88             58          126
- --------------------------------------------------------------------------------------
Net income (loss)                   $ (1,559)     $    602       $  2,154     $    209
======================================================================================
Basic earnings (loss) per share     $  (0.06)     $   0.02       $   0.08     $   0.01
======================================================================================
Fully diluted earnings per share                                 $   0.06
======================================================================================

                                       First        Second          Third       Fourth
1994                                 Quarter       Quarter        Quarter      Quarter
- --------------------------------------------------------------------------------------
Revenues:
  Product                           $ 23,453      $ 24,632       $ 20,301    $  22,427
  Service                             10,720        10,386          9,965        9,439
- --------------------------------------------------------------------------------------
                                      34,173        35,018         30,266       31,866
- --------------------------------------------------------------------------------------
Operating expenses:
  Cost of product sales               11,820        12,639         11,295       13,755
  Service expenses                     6,837         6,769          6,963        6,455
  Sales and marketing                 10,577        11,176         11,274       10,651
  Administration and general           2,679         2,434          2,825        3,156
  Research and development             3,083         3,359          4,204        3,670
  Restructuring and other costs            -             -              -       28,662
- --------------------------------------------------------------------------------------
Loss from operations                    (823)       (1,359)        (6,295)     (34,483)
Interest expense                      (1,298)       (1,160)        (1,010)        (659)
Interest income and foreign exchange     174           172            517          128
Income taxes                               -             -              -       (1,142)
- --------------------------------------------------------------------------------------
Net loss                            $ (1,947)     $ (2,347)      $ (6,788)    $(36,156)
======================================================================================
Basic loss per share                $  (0.12)     $  (0.15)      $  (0.29)    $  (1.29)
======================================================================================

Quarterly earnings per share figures are calculated based on the monthly weighted average number of common shares outstanding during the quarter. Fully diluted earnings per share is calculated assuming convertible debentures had been converted at the beginning of the fiscal period, and all outstanding options had been exercised on the date which is the later of the beginning of the fiscal period and the dates the options were granted. With the exception of the third fiscal quarter of 1995, potential conversions are anti-dilutive for each quarter during the two year period ended March 31, 1995.

During the fourth quarter of 1994 the Company recorded additional inventory provisions of $1.5 million on mature product lines, which were included in the caption "Cost of product sales". Restructuring and other costs of $28.7 million in the fourth quarter of 1994 are described in Note 10 to the consolidated financial statements.


19.  United States Accounting Principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which in the case of the Company differ in the following material respects from those generally accepted in the United States ("U.S. GAAP").

(a) Under U.S. GAAP, financing and investing activities not involving a receipt or outlay of cash are excluded from the consolidated statement of changes in financial position. Accordingly, the following financing activities would not be presented in the consolidated statement of changes in financial position for the year ended March 31, 1995 but would be shown supplementally.

     Conversion of 8.5% convertible debentures                     $ (11,533)
     Issue of capital stock on conversion of debentures            $  11,533

(b) Under U.S. GAAP, bank operating lines would not be included as a component of the cash position presented in the consolidated statement of changes in financial position. The change in bank operating lines would be presented as a financing activity and would therefore be included in the determination of the increase or decrease in cash position in the year.

(c) The Company follows the deferral method of accounting for income taxes. Under U.S. GAAP the asset and liability method is used. In the case of the Company the application of the asset and liability method does not result in a difference in the amount of the deferred tax asset. U.S. GAAP also requires the disclosure of the tax effect of temporary differences that give rise to deferred tax assets and liabilities. This information is provided in the following table.

                                                          1995                1994
     -----------------------------------------------------------------------------
     Operating loss carry-forwards                   $  21,600           $  20,000
     Depreciation                                        2,500               2,700
     Restructuring reserves                                800               3,200
     Investment tax credits                             11,000              11,000
     Other                                               2,900               2,500
     -----------------------------------------------------------------------------
                                                        38,800              39,400
     Valuation allowance                               (38,296)            (38,896)
     -----------------------------------------------------------------------------
     Net non-current deferred tax asset              $     504           $     504
     =============================================================================

(d) The Company includes the amortization of software development costs as part of research and development expenses. Under U.S. GAAP these costs would be charged to cost of product sales.

(e) U.S. GAAP requires the calculation of primary earnings per share. This figure is not materially different from the basic earnings per share figure calculated under Canadian GAAP.

Management's Discussion and Analysis of
Financial Condition and Results of Operations


Introduction

The consolidated financial statements together with accompanying notes should be read as an integral part of this review. These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. Note 19 to the consolidated financial statements describes the impact, in the case of the Company, of differences between accounting principles generally accepted in Canada and the United States. All amounts are stated in U.S. dollars unless otherwise indicated. "C$" refers to Canadian dollars. References to years are to fiscal years ended March 31.


General Summary Discussion

The financial results for the fiscal year ended March 31, 1995 represented a significant improvement over performance during the previous three year period. In response to declining revenues on mature products following the acquisition of Infotron Systems Corporation, between 1992 and 1994 the Company carried out a series of restructuring and cost reduction activities. In 1995, the combined effect of significant growth in new products and a reduced cost infrastructure led to profitable results and positive cash flow. During the three year period following the acquisition of Infotron, revenues declined from a pre-acquisition combined level for the two companies of $213 million to $131 million, a decline of 38%. During this period, the Company reported losses totalling $77 million including $38 million in restructuring charges and other costs. The size of the Company's workforce is now approximately 900 people, compared with approximately 1,375 prior to the Infotron acquisition and just under 2,000 immediately following the acquisition.

The Company operates in one business segment, providing a broad range of internetworking products and services. Within this segment the Company operates in four lines of business: access products, concentration products, backbone products and services. The majority of new product introductions and enhancements during 1995 occurred in the access and concentration lines of business. Product revenues from these two areas grew by 44% in 1995 compared to 1994, and represented close to 60% of total product revenues in 1995 compared to 36% a year earlier.

Net income in 1995 was $1.4 million or $0.05 per share compared to the net loss of $47.2 million or $2.27 per share in 1994 and the net loss of $19.5 million or $1.24 per share in 1993. This improvement was achieved in 1995, despite a decline of 8% in total revenues compared to 1994, through improved margins and significantly lower operating expenses. The combined gross margin on product and service revenues improved in 1995 to 44.5% compared to 41.7% in 1994.
Operating expenses for sales and marketing, administration and general, and research and development were $50.9 million in 1995, representing a decrease of 26.3% from 1994 and a decrease of 36.5% from 1993. Throughout this three year period, the Company has continued to make expenditures on research and development which are in excess of 12% of its annual revenues derived from the sale of products.

In addition to the improvement in 1995 in the Company's operating results and profitability compared to the previous three years, the Company's cash position also improved significantly over 1994. Cash and unused credit lines more than doubled during the year, increasing from $10.2 million at March 31, 1994 to $20.8 million at March 31, 1995. The chartered bank in Canada which represents the Company's primary lending relationship renewed its credit facilities during May 1995, two months in advance of their expiry, for the period through to the next annual review date of June 30, 1996. Positive cash flow from operating activities of $9.2 million in 1995 represented an improvement from the negative cash flow from operating activities of $13.6 million in 1994 and positive cash flow from operating activities of $1.4 million in 1993. Overall, the Company reported positive cash flow of $11.2 million in 1995 compared to negative cash flow of $5.0 million in 1994.

The debt to equity ratio of the Company has improved since March 31, 1992, the first fiscal year end date following the acquisition of Infotron, as a result of a private placement of convertible debentures in 1993, a public offering of common shares in 1994, and positive cash flow from operating activities and the sale of two portfolio investments in 1995. During the fourth quarter of fiscal 1995 and subsequent to March 31, 1995, approximately 80% of the original principal amount of the debentures were converted to common shares of the Company in accordance with the terms of the debentures.


Results of Operations

The following table sets forth items derived from the consolidated statement of income, expressed as a percentage of revenues, for the year ended March 31, 1995 and for each of the preceding two years.

Years ended March 31                                    1995           1994           1993
- ------------------------------------------------------------------------------------------
                                                              (Percentage of Revenues)
Revenues:
  Product                                               69.5%          69.2%          70.8%
  Service                                               30.5           30.8           29.2
- ------------------------------------------------------------------------------------------
                                                       100.0%         100.0%         100.0%
==========================================================================================

Gross profit:
  Product                                               47.9%          45.5%          46.2%
  Service                                               36.5           33.3           37.6
  Combined                                              44.5           41.7           43.7
Expenses:
  Sales and marketing                                   27.5           33.3           29.8
  Administration and general                             6.2            8.4            9.2
  Research and development                               8.5           10.9           10.7
  Restructuring and other costs                          0.6           21.8            3.5
- ------------------------------------------------------------------------------------------
Income (loss) from operations                            1.7          (32.7)          (9.5)
Gain on sale of portfolio investment                     1.7              -              -
Net financial expenses                                  (2.2)          (2.4)          (2.6)
Income taxes                                              -            (0.9)            -
- ------------------------------------------------------------------------------------------
Net income (loss)                                        1.2%         (36.0)%        (12.1)%
==========================================================================================

Revenues

Revenues in the fiscal year ended March 31, 1995 were $120.5 million compared to $131.3 million in 1994 and $160.9 million during 1993. Approximately 70% of revenues in 1995 were derived from the sale of products with the balance represented by service revenues. The mix of revenues between the sale of products and services has not changed significantly over the last three years. From the third quarter of 1994 to the fourth quarter of the fiscal 1995 year, the Company has reported six consecutive quarters in which revenues have consistently been approximately $30 million. Revenues on the second half of 1994 were $62.1 million compared to $69.2 million in the first half.

Product revenues for the year ended March 31, 1995 were $83.8 million. For 1994 and 1993 such revenues were $90.8 million and $113.9 million respectively. Revenues from the Company's access and concentration ("LAN internetworking") products, which are sold under the names Gandalf LANLine and Gandalf Xpressway, showed growth of 44% in 1995 compared to 1994 and represented close to 60% of product revenues in 1995 compared to 36% in 1994. A decline in sales during 1994 and 1995 of other products sold by the Company, including third-party products, more than offset the growth in LAN internetworking products during this two year period, resulting in a decline in total product revenues of 7.7% in 1995 compared to 1994, and 20.3% in 1994 compared to 1993.

Service revenues were $36.7 million in 1995 compared with $40.5 million in 1994 and $47.0 million in 1993. Service revenues declined in 1995 compared to 1994 and 1993 as a result of lower revenues during each of the last two fiscal years on products which the Company has traditionally derived the majority of its service revenues.


Gross Profit

The combined gross margin (total revenues minus cost of product sales and service expenses expressed as a percentage of total revenues) was 44.5% in 1995 compared to 41.7% in 1994 and 43.7% in 1993. The improvement in the combined gross margin in 1995 compared to 1994 largely mitigated the reduction in revenues of $10.8 million from 1994 to 1995. The combined gross profit (total revenues minus cost of product sales and service expenses) in 1995 was $53.6 million on revenues of $120.5 million compared to $54.8 million on revenues of $131.3 million in 1994.

The gross margin on product revenues (product revenues minus cost of product sales expressed as a percentage of product revenues) improved to 47.9% in 1995, compared to 45.5% in 1994 and 46.2% in 1993. The improvement in margin earned on product revenues in 1995 resulted from lower manufacturing costs following the restructuring actions in the fourth quarter of 1994.

The gross margin on service revenues (service revenues minus service expenses expressed as a percentage of service revenues) was 36.5% in 1995, 33.3% in 1994 and 37.6% in 1993.
Restructuring actions taken in the fourth quarter of 1994 reduced service costs and have resulted in an improvement in the margin earned on service revenues in 1995 compared to 1994. The decline in the margin earned on service revenues during 1994 resulted from service revenues declining at a faster rate than service expenses.


Operating Expenses

Operating expenses for sales and marketing, administration and general, and research and development in 1995 were $50.9 million, 26.3% lower than the $69.1 million reported in 1994. In 1993, these expenses were $80.1 million or 49.8% of revenues. Reductions in operating expenses in each of 1994 and 1995 related to restructuring and downsizing actions undertaken in 1993 and 1994.

Since 1991, the Company has received funding of approximately $1.4 million and $2.5 million respectively under two projects approved through the Canadian federal government's Microelectronics and Systems Development Program ("MSDP"). While the repayment terms of the two projects differ slightly, both are tied to future sales, with the liability to repay the funding arising from product revenues earned following both the commercialization of the resulting technology and the completion of the MSDP project. The amount that is potentially repayable is calculated without interest as a royalty on revenues earned in the 10 years following the project completion date and is limited to the amount of funding received.

The first MSDP project was completed on March 31, 1995 and the Company will commence accruing the corresponding royalty at the beginning of fiscal 1996. The royalty for this project is 2% of consolidated gross revenues from the resulting products. The royalty payments are due annually six months after the anniversary of the project completion date. The Company expects that the funding will be fully repaid within 3-5 years.

The second MSDP project is expected to be completed during fiscal 1996 and the Company will commence accruing the corresponding royalty at that time. The royalty for this project is 1% of the Canadian subsidiary's total product revenues. The royalty payments are due annually three months after the anniversary of the project completion date. The Company expects that the funding will be fully repaid within 3-5 years.

The Company recorded restructuring costs of $0.7 million during the first quarter of 1995, representing severance costs associated with the elimination of approximately 70 positions in connection with an internal functional realignment.

Restructuring costs of $15.8 million recorded during the 1994 fiscal year related to decisions made by the Company in February 1994 to reduce its workforce by approximately 300 positions worldwide and consolidate its North American operations under a single organization structure. These costs included $5.3 million relating to severance, $4.2 million in provisions for redundant facilities representing the estimated future lease costs and the unamortized cost of leasehold improvements for vacant facilities worldwide, and $6.3 million in fixed asset writedowns to adjust the net book value of surplus equipment and spare parts inventory in North America to their estimated net realizable value.

Other costs recorded in the fourth quarter of fiscal 1994 included the writedown of $7.5 million in deferred tax assets which primarily related to investment tax credits earned in Canada prior to the third quarter of 1993 on research and development expenditures. These tax credits remain available to the Company in order to reduce federal income taxes payable in Canada and the benefit of these tax credits will instead be recorded in the financial statements as they are utilized. At March 31, 1995, the Company had available, subject to audit, unused investment tax credits totalling approximately $11.0 million which expire between 1997 and 2005. Other costs in 1994 also included a writedown of $4.5 million in deferred software development costs incurred in prior years relating to products for which such costs were not expected to be recovered through future cash flows and a $0.9 million writedown of the carrying value of assets held for disposal to their estimated net realizable value.

Restructuring costs of $5.5 million recorded in 1993 related to severance costs associated with the elimination of positions within the Company and the estimated future cost of leased property which had become redundant.


Income From Operations

The Company reported income from operations of $2.0 million on revenues of $120.5 million in 1995. The respective amounts of losses from operations in 1994 and 1993 were $43.0 million and $15.3 million on revenues of $131.3 million and $160.9 million. The improved operating performance in 1995 compared to 1994 and 1993 occurred as a result of reduced operating expenses associated with downsizing and restructuring actions taken during the latter part of the 1994 fiscal year.


Net Financial Expenses

Interest expense was $3.0 million in 1995 compared with $4.1 million in 1994 and $4.7 million in 1993. Interest expense was significantly lower in 1995 compared to 1994 and 1993 as a result of the Company reducing its borrowings under bank loans during the second half of 1994 following the issue of common shares by the Company. The proceeds were used to retire $19.7 million in term bank loans and repay outstanding borrowings under the Company's short-term bank credit lines. Interest expense during 1995 included interest on the 8.5% convertible debentures issued in November 1992. Interest costs associated with the debentures which have been converted up to May 26, 1995 were approximately $1.5 million annually. The Company's obligation to pay interest is limited only to those debentures which are outstanding as of the semi-annual interest payment dates on May 10 and November 10 each year. Note 7 to the consolidated financial statements describes the conditions under which the Company can redeem any debentures which remain outstanding after November 10, 1995.


Net Income

The net income for the year ended March 31, 1995 was $1.4 million or $0.05 per share. This included restructuring costs of $0.7 million and a gain of $2.0 from the sale of a portfolio investment. The respective net loss figures for 1994 and 1993 were $47.2 million and $19.5 million.

Segment Operating Results


The following table sets forth revenues by geographic segment for the year ended March 31, 1995 and for each of the two preceding years. Note 17 to the consolidated financial statements contains additional information concerning the geographic segments.

Years Ended March 31             1995        1994        1993
- -------------------------------------------------------------
                                    (Millions of dollars)

United States                 $  32.5     $  35.2     $  45.4
Canada                           22.5        23.3        32.9
United Kingdom                   37.9        39.3        42.0
Holland/France                   15.8        14.9        19.3
Other International              11.8        18.6        21.3
- -------------------------------------------------------------
                             $  120.5    $  131.3     $ 160.9
=============================================================

Revenues in North America (United States and Canada) were
$55.0 million in 1995, down 6.0% from 1994 and 29.8% from 1993. The Company's European direct sales markets (United
Kingdom, Holland and France) reported revenues of $53.7
million in 1995, essentially unchanged from 1994 and 12.4% below the level in 1993.

Revenues earned in other international markets was $11.8 million in 1995, $18.6 million in 1994 and $21.3 million in 1993. The overall change in revenue mix during 1995 from the Company's traditional products to the LAN internetworking products has been more pronounced in the Company's markets outside North America and Europe than for the Company as a whole. This has impacted the level of sales to certain customers of the Company's traditional products in other international markets who together previously represented a significant proportion of the revenues earned in these markets.

Segment operating profit for North America (United States and Canada) in 1995, expressed as a percentage of revenues, was 11.8%. The 1995 amount represented an improvement from the operating loss of 3.2% for this segment in 1994. In 1993, the segment operating profit in North America represented 6.9% of revenues. The operating results for this segment had deteriorated from 1993 to 1994 as a result of the decline in revenues in 1994. The significant restructuring actions undertaken by the Company in the fourth quarter of 1994 led to the improvement in operating performance for this segment in 1995.

Segment operating profit, expressed as a percentage of revenues, for the Company's operations in the United Kingdom, Holland and France was 20.7% in 1993, 17.5% in 1994 and 21.9% in 1995. The level of operating profit for these European markets has traditionally been higher, in the case of the Company, than for its North American operations. Revenues in Europe declined 11.7% in 1994 compared to 1993 resulting in operating profit for this segment falling below 20%. Lower costs in 1995 following the restructuring actions by the Company near the end of the 1994 fiscal year led to the improvement in segment operating profit in 1995.

The operating performance in the Company's other international markets deteriorated in 1995 compared to 1994 as a result of a decline in revenues of 36.8% in 1995. The operating loss for this segment represented 0.6% of revenues in 1995. In 1994 and 1993, the respective segment operating profit amounts, expressed as a percentage of revenues in those years, were 13.8% and 7.6%.

Liquidity and Capital Resources

The Company recorded positive cash flow of $11.2 million during 1995. At March 31, 1995 the net cash position (cash and cash equivalents net of bank operating lines) was $6.0 million compared with net bank borrowings (bank operating lines net of
cash and cash equivalents) of $5.2 million a year ago.   The
increase in cash included positive cash flow from operating activities of $9.2 million. This represented a significant improvement over the negative cash flow from operating activities of $13.6 million in 1994. Non-operating sources of cash in 1995 included proceeds of $3.9 million from the sale of two portfolio investments.

At March 31, 1995 the Company's authorized bank operating lines totalled $18.9 million. This included $15.2 million relating to two committed credit facilities with a Canadian chartered bank. During May 1995, two months in advance of their expiry, these facilities were renewed for the period through to the next annual review date of June 30, 1996. The facilities bear interest at the bank's prime rate plus 0.5%. The additional authorized amount of $3.7 million related to a demand credit facility with a bank in the United Kingdom. During the third quarter of 1995, this facility was renewed until September 1995. The interest rate varies depending on borrowing levels and ranges from 2.0% to 2.5% above the bank's base rate.

The operating lines are secured by certain of the accounts receivable, inventories and other assets of the Company. The amount available for borrowing at any time under the facilities is based on margin formulas relating to levels of accounts receivable, inventories and other bank covenants. Under such formulas, $14.8 million was available to the Company at March 31, 1995 and $5.8 million was being utilized. Cash and cash equivalents held as of that date represented a further $11.8 million of cash resources available to the Company. Cash and unused credit lines totalled $20.8 million at March 31, 1995, compared to $10.2 million at March 31, 1994.

The Company believes that its current financial base together with available credit facilities provides sufficient financial resources to meet its short-term operating requirements. The Company anticipates that its long-term cash requirements will be satisfied through future operating cash flows and the conversion or refinancing of term debt, the majority of which relates to the remaining outstanding debentures which it is anticipated will be converted during the 1996 fiscal year.

Capital spending was $2.9 million in 1995, $4.4 million in 1994 and $3.9 million in 1993. The Company believes it must continue to invest in its capital asset base at 1995 or moderately higher levels.

Accounts receivable and inventories at March 31, 1995 were $42.1 million (accounts receivable - $26.9 million; inventories - $15.2 million) versus $51.1 million at March 31, 1994 (accounts receivable - $30.2 million; inventories - $20.9 million). Lower manufacturing costs as a result of the restructuring actions taken in the fourth quarter of 1994 contributed to the decrease in inventory levels. Accounts payable and accrued liabilities have decreased $6.5 million since March 31, 1994 as a result of the payment of restructuring costs accrued in the fourth quarter of 1994 and a reduced level of raw materials inventory.

The ratio of term debt, exclusive of the convertible debentures, to shareholders' equity at March 31, 1995 was 0.06:1. This compares favourably to the corresponding figures at March 31, 1994, 1993 and 1992 which were 0.14:1, 0.69:1 and
0.63:1 respectively. The Company's current ratio improved to 1.6:1 at March 31, 1995 compared to 1.3:1 at March 31, 1994.

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

The Toronto Stock Exchange                                     The Nasdaq Stock Market
      (Canadian Dollars)                                       (U.S. Dollars)

 		Fourth    Third    Second   First     |  Fourth     Third      Second     First
    		Quarter   Quarter  Quarter  Quarter   |  Quarter    Quarter    Quarter    Quarter
- ----------------------------------------------------------------------------------------------------
Fiscal 1995
  High           6 - 7/8  2.33     1.58     1.74     | 4 - 7/8    1 - 11/16    1 - 3/16    1 - 3/8
  Low            1.80     1.26     0.85     0.75     | 1 - 1/4    7/8          9/16        1/2
  Volume (000's) 52,236   8,886    9,765    10,037   | 49,876     2,478        1,475       2,810
- ----------------------------------------------------------------------------------------------------
Fiscal 1994
  High           3.75     4.60     4.00     4.60     |  3          3 - 1/2     3 - 1/4     3 - 19/32
  Low            0.95     3.40     2.85     3.60     | 13/16       2 - 1/2     2 - 1/8     2 - 3/4
  Volume (000's) 20,284   9,167    1,633    3,008    | 1,418       798         453         605
- ----------------------------------------------------------------------------------------------------
Fiscal 1993
  High           5.50     4.10     3.35     3.65     |  4 - 1/2    3 - 1/4     2 - 7/8     3 - 1/8
  Low            3.90     1.85     2.25     2.50     |  3          1 - 1/2     1 - 3/4     2 - 1/8
  Volume (000's) 6,356    4,266    417      1,161    |  1,393      826         459         920
- ----------------------------------------------------------------------------------------------------

Shareholders

As at June 1, 1995, there were 38,681,607 shares issued and outstanding with 2,239 record holders. The stock closed on The Toronto Stock Exchange at $8.00 (Cdn.) on June 1, 1995, and on The Nasdaq Stock Market at $5 30/32.

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

It is the Company's present policy not to pay cash dividends and to retain its earnings to finance expansion and growth. Future dividends, if any, would be expected to be paid in Canadian dollars. Payment of future dividends will be at the discretion of the Board of Directors and will be dependent on earnings, capital requirements and the financial condition of the Company.

Capital gains derived in Canada from the sale or exchange of the Company's shares by an individual or corporation resident in the United States and without a permanent establishment in Canada are exempt from taxation in Canada with limited exceptions.