Form 10-K, Exhibit 13
period 1996-03-31
GANDALF TECHNOLOGIES INC
filed 1996-06-28
CIK 355876

Consolidated Balance Sheets
(Thousands of U.S. dollars)

As at March 31                                                                       1996                   1995
- ----------------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                                      $ 13,602               $ 11,817
  Accounts receivable                                                              28,694                 26,880
  Inventories (note 2)                                                             13,491                 15,230
  Other                                                                             1,867                  2,268
- ----------------------------------------------------------------------------------------------------------------
  Total current assets                                                             57,654                 56,195
Fixed assets (note 3)                                                              16,253                 18,619
Goodwill, net of accumulated amortization of $3,172 (1995 - $2,952)                 3,242                  3,462
Other assets                                                                        2,226                  3,232
- ----------------------------------------------------------------------------------------------------------------
  Total assets                                                                   $ 79,375               $ 81,508
================================================================================================================

Liabilities and Shareholders' Equity
Current liabilities:
  Bank operating lines (note 4)                                                  $      -               $  5,854
  Accounts payable and accrued liabilities (note 5)                                21,755                 21,369
  Deferred revenue                                                                  6,178                  7,758
  Current portion of long-term debt (note 6)                                          360                    157
- ----------------------------------------------------------------------------------------------------------------
  Total current liabilities                                                        28,293                 35,138
Long-term debt (note 6)                                                             2,496                  1,877
Convertible debentures (note 7)                                                         -                 10,051

Shareholders' equity:
  Capital stock (notes 8 and 9)
    Common shares, 42,939,523 issued and
    outstanding (1995 - 35,238,064)                                                54,198                 91,644
  Retained earnings (note 8)                                                          260                (52,364)
  Cumulative translation adjustment                                                (5,872)                (4,838)
- ----------------------------------------------------------------------------------------------------------------
  Total shareholders' equity                                                       48,586                 34,442
- ----------------------------------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                                     $ 79,375               $ 81,508
================================================================================================================

Commitments and contingencies (note 15)

On behalf of the Board of Directors:

s/THOMAS A. VASSILIADES             s/D.M. GLEKLEN
T.A. Vassiliades, Director          D.M. Gleklen, Director

See accompanying notes to consolidated financial statements



Consolidated Statements of Income
(Thousands of U.S. dollars, except per share amounts)

Years Ended March 31                                                    1996            1995            1994
- ------------------------------------------------------------------------------------------------------------
Revenues:
  Product                                                          $  81,076       $  83,801       $  90,813
  Service                                                             35,457          36,710          40,510
- ------------------------------------------------------------------------------------------------------------
                                                                     116,533         120,511         131,323
Operating expenses:
  Cost of product sales                                               38,941          43,630          49,509
  Service expenses                                                    24,053          23,316          27,024
  Sales and marketing                                                 31,942          33,148          43,678
  Administration and general                                           8,054           7,513          11,094
  Research and development                                            11,524          10,197          14,316
  Restructuring and other costs (note 10)                              1,531             685          28,662
- ------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                            488           2,022         (42,960)
Gain on sale of portfolio investment                                       -           2,024               -
Interest expense                                                        (487)         (2,969)         (4,127)
Interest income and foreign exchange                                     259             329             991
Income taxes (note 11)                                                     -               -          (1,142)
- ------------------------------------------------------------------------------------------------------------
Net income (loss) for the year                                     $     260       $   1,406       $ (47,238)
============================================================================================================
Basic earnings (loss) per share (note 12)                          $    0.01       $    0.05       $   (2.27)
============================================================================================================
Weighted average number of common shares
  outstanding (thousands)                                             40,359          28,589          20,802
============================================================================================================
See accompanying notes to consolidated financial statements

Auditors' Report

To the Shareholders of Gandalf Technologies Inc.

We have audited the consolidated balance sheets of Gandalf Technologies Inc. as at March 31, 1996 and 1995 and the consolidated statements of income, changes in financial position and shareholders' equity for each of the years in the three year period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 1996 and 1995 and the results of its operations and the changes in its financial position for each of the years in the three year period ended March 31, 1996, in accordance with generally accepted accounting principles.

s/KPMG PEAT MARWICK THORNE
Chartered Accountants
Ottawa, Canada
May 10 1996

Consolidated Statements of Changes in Financial Position
(Thousands of U.S. dollars)

Years Ended March 31                                                        1996            1995            1994
- ----------------------------------------------------------------------------------------------------------------
Operating activities:
  Cash provided by (applied to) operations (note 13)                   $   5,687       $   4,958       $ (14,395)
  Decrease (increase) in operating working capital (note 14)                (785)          4,212             775
- ----------------------------------------------------------------------------------------------------------------
Cash provided by (applied to) operating activities                         4,902           9,170         (13,620)
- ----------------------------------------------------------------------------------------------------------------
Financing activities:
  Issue of capital stock                                                  15,273         12,242           34,226
  Conversion of debentures (note 7)                                      (10,336)       (11,533)               -
  Long-term debt incurred                                                  1,020              -                -
  Long-term debt retired                                                    (251)          (446)         (20,841)
- ----------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                      5,706            263           13,385
- ----------------------------------------------------------------------------------------------------------------
Investing activities:
  Purchase of fixed assets                                                (2,671)        (2,919)          (4,411)
  Proceeds on disposal of investments                                          -          3,857            1,158
  Proceeds on disposal of fixed assets                                         -            298            1,088
  Other                                                                       39            293           (2,041)
- ----------------------------------------------------------------------------------------------------------------
Cash provided by (applied to) investing activities                        (2,632)         1,529           (4,206)
- ----------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash balances                            (337)           240             (510)
- ----------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash position in the year                           7,639         11,202           (4,951)
Cash position at beginning of year                                         5,963         (5,239)            (288)
- ----------------------------------------------------------------------------------------------------------------
Cash position at end of year                                          $   13,602      $   5,963        $  (5,239)
================================================================================================================
Cash position is comprised of:
  Cash and cash equivalents                                           $   13,602      $  11,817        $   5,273
  Bank operating lines                                                         -         (5,854)         (10,512)
- ----------------------------------------------------------------------------------------------------------------
                                                                      $   13,602      $   5,963        $  (5,239)
================================================================================================================
See accompanying notes to consolidated financial statements

Consolidated Statements of Shareholders' Equity
(Thousands of U.S. dollars)

Years Ended March 31                                      1996                   1995                  1994
- ------------------------------------------------------------------------------------------------------------------
                                                   Shares   Dollars        Shares   Dollars       Shares   Dollars
- ------------------------------------------------------------------------------------------------------------------
Capital Stock:
  Consisting of an unlimited number
  of common shares authorized, without par value
  Balance at beginning of year                 35,238,064  $ 91,644    28,072,333  $ 79,811   15,864,833  $ 45,585
  Issued:
    On conversion of debentures (note 7)        5,983,372     9,839     6,782,519    11,124            -         -
    On public offering, net of share
     issue costs                                        -         -             -         -   12,000,000    33,863
    Exercise of stock options (note 9)          1,582,685     3,531       182,214       354      207,500       363
    Other                                         135,402     1,548       200,998       355            -         -
    Reduction in stated capital (note 8)                -   (52,364)            -         -            -         -
- ------------------------------------------------------------------------------------------------------------------
  Balance at end of year                       42,939,523  $ 54,198    35,238,064  $ 91,644   28,072,333  $ 79,811
==================================================================================================================

Retained Earnings:
  Balance at beginning of year                             $(52,364)               $(53,770)              $ (6,532)
  Net income (loss)                                             260                   1,406                (47,238)
  Reduction in stated capital (note 8)                       52,364                       -                      -
- ------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                   $    260                $(52,364)              $(53,770)
==================================================================================================================

Cumulative Translation Adjustment:
  Balance at beginning of year                             $ (4,838)               $ (6,932)              $ (4,745)
  Adjustment arising on translation of foreign
    subsidiaries' financial statements to U.S. dollars          549                   1,091                 (3,122)
  Adjustment relating to subsidiary loans designated
   as long-term investments                                  (1,583)                  1,003                    935
- ------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                   $ (5,872)               $ (4,838)              $ (6,932)
==================================================================================================================
See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

All amounts are stated in U.S. dollars unless otherwise indicated.
C$ refers to Canadian dollars. Tabular amounts are in thousands except per share data. References to years are to fiscal years ended March 31.

1.  Summary of Accounting Principles

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. These principles are also generally accepted in the United States in all material respects except as disclosed in note 17. The significant accounting principles are outlined below.

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

(i)  Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   Inventories

As at March 31                                                                               1996              1995
- -------------------------------------------------------------------------------------------------------------------
Raw materials                                                                             $ 2,905          $  3,336
Work-in-process                                                                             3,821             4,591
Finished goods                                                                              6,765             7,303
- -------------------------------------------------------------------------------------------------------------------
                                                                                         $ 13,491          $ 15,230
===================================================================================================================

3.  Fixed Assets



As at March 31                                                                              1996                1995
- --------------------------------------------------------------------------------------------------------------------
Cost:
  Land                                                                                  $    218            $    232
  Buildings                                                                                4,627               4,725
  Equipment                                                                               58,336              55,879
  Leasehold improvements                                                                   1,966               1,930
- --------------------------------------------------------------------------------------------------------------------
                                                                                          65,147              62,766
Accumulated depreciation                                                                  48,894              44,147
- --------------------------------------------------------------------------------------------------------------------
Net book value                                                                          $ 16,253            $ 18,619
====================================================================================================================

4.  Bank Operating Lines

At March 31, 1996 the Company's authorized bank operating lines totaled $20.8 million. These committed credit facilities are provided by a Canadian chartered bank and bear interest at the banks prime rate plus 0.5% to 1.5%.

The operating lines are secured by certain of the accounts receivable, inventories and other assets of the Company. The amount available for borrowing at any time under the facilities is based on margin formulas relating to levels of accounts receivable, inventories and other bank covenants. Under such formulas, $17.3 million was available to, but not utilized by, the Company at March 31, 1996. Cash and cash equivalents held as of that date represented a further $13.6 million of cash resources available to the Company. Cash and unused credit lines totaled $30.9 million at March 31, 1996, compared to $20.8 million at March 31, 1995.

5.  Accounts Payable and Accrued Liabilities

As at March 31                                                                           1996                   1995
- --------------------------------------------------------------------------------------------------------------------
Trade accounts payable                                                               $  7,376               $  7,341
Payroll, commissions and related taxes                                                  3,873                  4,072
Accrued restructuring costs                                                             2,747                  3,033
Other payables                                                                          6,434                  5,266
Income and other taxes payable                                                          1,325                  1,657
- --------------------------------------------------------------------------------------------------------------------
                                                                                     $ 21,755               $ 21,369
====================================================================================================================

6.  Long-term Debt

As at March 31                                                                          1996                   1995
- -------------------------------------------------------------------------------------------------------------------
                                                   Interest
Description                                        Rates     Security
- -------------------------------------------------------------------------------------------------------------------
Various capital lease                              8%-12.9%  Certain equipment and  $  2,856               $  2,034
 obligations denominated in                                  facilities
 Canadian dollars, lease
 terms ending 1999 - 2009


Classified as current                                                                   (360)                  (157)
- -------------------------------------------------------------------------------------------------------------------
                                                                                    $  2,496               $  1,877
===================================================================================================================

The aggregate amount of long-term debt scheduled to be repaid in the five years ending March 31, 2001 is $1,359,000, with the balance of $1,497,000 due thereafter.


7.  Convertible Debentures


                                                                                                  Shares Issued
                                                          Aggregate Principal Amount      %     Upon Conversion
- ---------------------------------------------------------------------------------------------------------------
Balance at March 31, 1994                                  C$  30,000     $  21,681      100%
  Converted during year                                       (15,939)      (11,533)     (53)         6,782,519
  Impact of foreign exchange                                        -           (97)       -
- --------------------------------------------------------------------------------------------
Balance at March 31, 1995                                      14,061        10,051       47
  Converted during year                                       (14,061)      (10,336)     (47)         5,983,372
  Impact of foreign exchange                                        -           285        -
- --------------------------------------------------------------------------------------------
Balance at March 31, 1996                                  C$       -     $       -        -
============================================================================================

In November 1992 the Company issued 8.5% convertible debentures with an aggregate principal amount of C$30.0 million which were due to mature in November 2002. At any time prior to maturity they were convertible into common shares of the Company at the option of the holder at a conversion price of C$2.35 (approximately $1.72) which would yield
425.53 common shares for each C$1,000 (approximately $732) of principal amount of debentures held. During 1995 debentures with an aggregate principal amount of $11,533,000 were converted into 6,782,519 common shares.

During 1996 all remaining debentures were converted into 5,983,372 common shares. The resulting increase in capital stock of $9,839,000 was determined as the sum of the principal amount of the debentures converted ($10,336,000) plus interest accrued, but unpaid to the date of conversion ($135,000), net of the pro rata share of the associated unamortized deferred financing costs ($632,000).

8.  Reduction in Stated Capital

On August 10, 1995 the shareholders of the Company passed a special resolution authorizing a reduction in statutory stated capital in respect of the common shares by $52,364,000. This resulted in a corresponding reduction in the accumulated deficit as shown on the consolidated balance sheets and the consolidated statements of shareholders equity.

9.  Stock Options

The following table summarizes the activity for the stock option plans in effect during the year ended March 31, 1996 and for each of the preceding two years.

                                                                        Shares Available               Outstanding
                                                                               for Grant                   Options
- ------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1993                                                        228,460                 1,148,000
  Reserved for issuance                                                        1,000,000                         -
  Granted                                                                       (700,000)                  700,000
  Terminated                                                                     376,000                  (376,000)
  Exercised                                                                            -                  (207,500)
- ------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1994                                                        904,460                 1,264,500
  Reserved for issuance                                                          438,000                         -
  Granted                                                                     (1,790,000)                1,790,000
  Terminated                                                                     532,500                  (532,500)
  Exercised                                                                            -                  (182,214)
- ------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1995                                                         84,960                 2,339,786
  Reserved for issuance                                                        3,000,574                         -
  Granted                                                                     (1,743,000)                1,743,000
  Terminated                                                                     640,876                  (640,876)
  Exercised                                                                            -                (1,582,685)
- ------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1996                                                      1,983,410                 1,859,225
==================================================================================================================

The options to purchase common shares granted under the above stock option plans expire between January 10, 1997 and March 17, 2006. Of the 1,859,225 options outstanding at March 31, 1996, 583,857 were exercisable as of that date, and the prices at which the outstanding options may be exercised approximated the market value on the dates of grant. The exercise prices for outstanding options granted on or before March 31, 1995 range from C$0.88 to C$6.00 (approximately $0.65 to $4.40) per share. The exercise price for options granted during the year ended March 31, 1996 range from C$5.25 to C$23.00 (approximately $3.85 to $16.87) per share. Directors and executive officers as a group held 1,167,165 options as at March 31, 1996.


10.  Restructuring and Other Costs

Years Ended March 31                                                           1996            1995            1994
- -------------------------------------------------------------------------------------------------------------------
Restructuring                                                             $   1,531       $     685        $ 15,760
Other                                                                             -               -          12,902
- -------------------------------------------------------------------------------------------------------------------
                                                                          $   1,531       $     685        $ 28,662
===================================================================================================================


Over the past several years the Company has undertaken significant restructuring activities in order to reposition the Company in line with its strategy, reduce costs and improve competitiveness. The size of the Company's workforce, after taking into account restructuring activities which were accrued in 1996, is now less than 700 employees, approximately one-third the level of five years ago.

Restructuring charges in the fourth quarter of 1996 were recorded in connection with certain consolidation and outsourcing activities carried out since the end of the third quarter in the areas of manufacturing distribution and repair in Europe, outsourcing to partners for the delivery of field service maintenance, and changes in the sales structure to continue the implementation of the Company's distribution channel strategy. These charges primarily related to severance and facilities costs.

Restructuring costs recorded in 1995 represented severance costs associated with the elimination of approximately 70 positions at the end of the first fiscal quarter in connection with an internal functional realignment.

Restructuring costs recorded in 1994 related to decisions made by the Company in February 1994 to reduce its workforce by approximately 300 positions worldwide and consolidate its North American operations under a single organization structure. Restructuring costs included $5.3 million relating to severance, $4.2 million in provisions for redundant facilities representing the estimated future lease costs and the unamortized cost of leasehold improvements for vacant facilities worldwide, and $6.3 million in fixed asset writedowns to adjust the net book value of surplus equipment and spare parts inventory in North America to their estimated net realizable value.

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

11.  Income Taxes


Years Ended March 31                                                          1996            1995           1994
- -----------------------------------------------------------------------------------------------------------------
Current:
  Canadian                                                               $       -       $       -       $   (342)
  Foreign                                                                        -               -           (800)
- -----------------------------------------------------------------------------------------------------------------
                                                                         $       -       $       -       $ (1,142)
=================================================================================================================

The income tax expense reported differs from the amount computed by applying the Canadian tax rates to the income
(loss) before income taxes.

Years Ended March 31                                                         1996            1995           1994
- ----------------------------------------------------------------------------------------------------------------
Expected tax rate                                                            44.6%           44.3%          44.3%
Expected tax expense (recovery)                                         $     116       $     623       $(20,420)
Utilization of losses
  not previously recorded                                                    (116)           (623)             -
Losses for which no tax benefit
  has been recorded                                                             -               -         20,420
Other                                                                           -               -         (1,142)
- ----------------------------------------------------------------------------------------------------------------
                                                                        $       -       $       -       $ (1,142)
================================================================================================================

At March 31, 1996, the Company had available, subject to audit and certain restrictions, accumulated accounting losses of approximately $70 million, the potential tax benefit of which has not been recorded in the consolidated financial statements. These include loss carry forwards for income tax purposes of approximately $50 million
($39 million related to U.S. operations) which begin to expire after the 1999 fiscal year. The remaining amount relates to items expensed in the consolidated financial statements which have not yet been claimed for income tax purposes. The Company also had available at March 31, 1996, subject to audit, investment tax credits of approximately $11 million which can be applied to reduce federal taxes payable in Canada. These investment tax credits expire between 1997 and 2006.

Tax authorities in the Netherlands have reassessed income taxes for the years 1989 through 1991, disallowing certain amounts which have been claimed for income tax purposes. The Company has filed objections to these reassessments and is in discussion with the tax authorities. The Company anticipates that the resolution of this matter will lead to amended reassessments which, after taking into consideration available loss carry-forwards, would be unlikely to result in a material adverse effect on the Company's consolidated financial position or its future results of operations.

The loss before income taxes attributable to all foreign operations for the year ended March 31, 1996 was $1,933,000 (1995 - $735,000;
1994 -$31,074,000).

At March 31, 1996 the balance of unremitted earnings of subsidiaries was $9,599,000 (1995 - $11,113,000; 1994 - $7,761,000). The Company
does not currently anticipate repatriating earnings of foreign subsidiaries where such repatriation would give rise to withholding taxes.

12.  Earnings Per Share

Basic earnings (loss) per share figures are presented on the consolidated statements of income. These figures are calculated using the monthly weighted average number of common shares outstanding during the year. Fully diluted earnings per share information has not been presented as potential conversions are anti-dilutive.

Adjusted earnings per share for 1996 was $0.01 (1995 - $0.07). The calculation assumes that the conversion of debentures, which occurred during 1996 and 1995, had occurred at the beginning of each applicable fiscal year.

13.  Cash Provided By Operations

Cash provided by (applied to) operations is computed as follows:


Years Ended March 31                                                        1996           1995            1994
- ---------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                         $      488      $   2,022       $ (42,960)
Depreciation and amortization                                              5,408          5,616           9,658
Reserves and writedowns not involving
  an outlay of cash                                                            -              -          22,004
Interest paid                                                               (468)        (2,803)         (3,546)
Interest received and foreign exchange                                       259            329             991
Other                                                                          -           (206)           (542)
- ---------------------------------------------------------------------------------------------------------------
                                                                      $    5,687      $   4,958       $ (14,395)
===============================================================================================================


14.  Changes in Operating Working Capital


The decrease (increase) in operating working capital is computed as follows:


Years Ended March 31                                                           1996            1995            1994
- -------------------------------------------------------------------------------------------------------------------
Accounts receivable                                                       $  (1,814)      $   3,302       $   4,103
Inventories                                                                   1,739           5,647           1,750
Other current assets                                                            401              78              73
Accounts payable and accrued liabilities                                        513          (6,160)         (1,132)
Deferred revenue                                                             (1,580)            334          (1,075)
Foreign currency translation adjustment                                         (44)          1,011          (2,944)
- -------------------------------------------------------------------------------------------------------------------
                                                                          $    (785)      $   4,212       $     775
===================================================================================================================

15.  Commitments and Contingencies

(a) The Company has entered into various commitments under leases and other contracts. At March 31, 1996, the minimum amounts payable under such commitments in future fiscal years were as follows:

                 1997         $ 12,793
                 1998           10,674
                 1999            2,059
                 2000            1,926
                 2001            1,733
                 Thereafter      6,689
                              --------
                              $ 35,874
                              ========

(b) Since 1991, the Company has received funding of approximately $1.4 million and $2.5 million respectively under two projects approved through the Canadian federal government's Microelectronics and Systems Development Program (MSDP).
     While the repayment terms of the two projects differ slightly, both are tied to future sales, with the liability to repay the funding arising from product revenues earned following both the commercialization of the resulting technology and the completion of the MSDP project. The amount that is potentially repayable is calculated without interest as a royalty on revenues earned in the ten years following the project completion date and is limited to the amount of the funding received.

     The Company commenced accruing royalties during 1996 upon completion of each project and expects that the funding will be fully repaid within three to five years. At March 31,1996, $785,000 had been accrued related to these projects.

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

16. Segmented Information

The Company operates in one business segment, providing networking solutions to customers through designing, manufacturing, marketing and servicing a broad line of computerized communications systems.

The Company has defined five geographic regions for the segments in which it operates: the United States, Canada, the United Kingdom, Holland/France and other international markets. The following table sets forth information concerning these geographic segments for each of the years in the three year period ended March 31, 1996.

Years Ended March 31                                                          1996            1995            1994
- ------------------------------------------------------------------------------------------------------------------
Sales to customers:
  United States                                                          $  32,758       $  32,547       $  35,157
  Canada                                                                    21,675          22,473          23,341
  United Kingdom                                                            31,644          37,939          39,309
  Holland/France                                                            20,066          16,052          15,441
  Other                                                                     10,390          11,500          18,075
Segment transfers:
  United States                                                                  -             964           5,360
  Canada                                                                    27,601          22,822          24,702
  United Kingdom                                                             1,031             977           2,385
  Holland/France                                                                 6               9             476
  Eliminations                                                             (28,638)        (24,772)        (32,923)
- ------------------------------------------------------------------------------------------------------------------
Total revenues                                                           $ 116,533       $ 120,511       $ 131,323
==================================================================================================================
Segment operating profit:
  United States                                                           $   6,416       $   4,739       $  (1,621)
  Canada                                                                      3,433           1,764            (226)
  United Kingdom                                                              5,722           8,242           6,908
  Holland/France                                                              4,276           3,527           2,550
  Other                                                                      (1,107)            (65)          2,574
- -------------------------------------------------------------------------------------------------------------------
Total segment operating profit                                               18,740          18,207          10,185
- -------------------------------------------------------------------------------------------------------------------
Expenses:
  Research and development                                                   11,524          10,197          14,316
  General corporate                                                           5,197           5,303          10,167
  Restructuring and other costs                                               1,531             685          28,662
  Gain on sale of portfolio investment                                            -          (2,024)              -
  Interest expense                                                              487           2,969           4,127
  Interest income and foreign exchange                                         (259)           (329)           (991)
  Income taxes                                                                    -               -           1,142
- -------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                         $     260       $   1,406       $ (47,238)
===================================================================================================================
Identifiable assets:
  United States                                                           $  10,845       $  10,015       $  14,919
  Canada                                                                     31,530          27,376          33,440
  United Kingdom                                                             21,201          24,315          23,336
  Holland/France                                                             10,727          10,800           7,308
  Other                                                                       5,072           9,002          10,183
- -------------------------------------------------------------------------------------------------------------------
Total assets                                                              $  79,375       $  81,508       $  89,186
===================================================================================================================

17.  United States Accounting Principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian
GAAP) which in the case of the Company differ in the following material respects from those generally accepted in the United States(U.S. GAAP)

(a) Under U.S. GAAP, financing and investing activities not involving a receipt or outlay of cash are excluded from the consolidated statements of changes in financial position. Accordingly, the following financing activities would not be presented in the consolidated statement of changes in financial position for the years ended March 31, 1996 and 1995 but would be shown supplementally.


                                                                                                 1996         1995
- -------------------------------------------------------------------------------------------------------------------
     Issue of capital stock on conversion of debentures                                     $   10,336    $  11,533
     Conversion of convertible debentures                                                   $  (10,336)   $ (11,533)

(b) Under U.S. GAAP, bank operating lines would not be included as a component of the cash position presented in the consolidated statements of changes in financial position. The change in bank operating lines would be presented as a financing activity and would therefore be included in the determination of the increase or decrease in cash position in the year.

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

                                                                                           1996                1995
     --------------------------------------------------------------------------------------------------------------
     Operating loss carry-forwards                                                    $  20,300           $  21,600
     Depreciation                                                                         1,700               2,500
     Restructuring reserves                                                                 200                 800
     Investment tax credits                                                              11,000              11,000
     Other                                                                                4,800               2,900
     --------------------------------------------------------------------------------------------------------------
                                                                                         38,000              38,800
     Valuation allowance                                                                (37,496)            (38,296)
     --------------------------------------------------------------------------------------------------------------
     Net non-current deferred tax asset                                               $     504           $     504
     ==============================================================================================================

(d) Reductions in stated capital and deficit as described in note 8 do not fall within the definition of a quasi-reorganization under U.S. GAAP and, accordingly, under U.S. GAAP, capital stock and retained earnings would not each be reduced by $52,364,000 as shown in the consolidated statements of shareholders' equity.

(e) U.S. GAAP requires the calculation of primary earnings per share. This figure is not materially different from the basic earnings per share figure calculated under Canadian GAAP.

Quarterly Financial Information (Unaudited)

Quarterly unaudited financial information for each of the years ended March 31, 1996 and 1995 is as follows:

                                                                   First        Second          Third       Fourth
1996                                                             Quarter       Quarter        Quarter      Quarter
- ------------------------------------------------------------------------------------------------------------------
Revenues:
  Product                                                       $ 19,414      $ 18,401       $ 19,326     $ 23,935
  Service                                                          9,236         8,956          8,845        8,420
- ------------------------------------------------------------------------------------------------------------------
                                                                  28,650        27,357         28,171       32,355
- ------------------------------------------------------------------------------------------------------------------
Operating expenses:
  Cost of product sales                                            9,663         8,572          9,179       11,527
  Service expenses                                                 5,869         5,910          6,096        6,178
  Sales and marketing                                              8,198         7,659          7,892        8,193
  Administration and general                                       2,071         2,142          2,102        1,739
  Research and development                                         2,595         2,839          2,895        3,195
  Restructuring costs                                                  -             -              -        1,531
- ------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                        254           235              7           (8)
Interest expense                                                    (206)         (136)          (108)         (37)
Interest income and foreign exchange                                  18           (64)           193          112
- ------------------------------------------------------------------------------------------------------------------
Net income                                                      $     66      $     35       $     92     $     67
==================================================================================================================
Basic earnings per share                                        $      -      $      -       $      -     $      -
==================================================================================================================




                                                                   First        Second          Third       Fourth
1995                                                             Quarter       Quarter        Quarter      Quarter
- ------------------------------------------------------------------------------------------------------------------
Revenues:
  Product                                                       $ 20,745      $ 21,754       $ 20,363     $ 20,939
  Service                                                          8,973         8,906          9,388        9,443
- ------------------------------------------------------------------------------------------------------------------
                                                                  29,718        30,660         29,751       30,382
- ------------------------------------------------------------------------------------------------------------------
Operating expenses:
  Cost of product sales                                           10,896        11,094         10,661       10,979
  Service expenses                                                 5,871         5,739          5,754        5,952
  Sales and marketing                                              8,742         8,002          7,854        8,550
  Administration and general                                       1,929         1,907          1,957        1,720
  Research and development                                         2,413         2,581          2,658        2,545
  Restructuring costs                                                685             -              -            -
- ------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                       (818)        1,337            867          636
Gain on sale of portfolio investment                                   -             -          2,024            -
Interest expense                                                    (798)         (823)          (795)        (553)
Interest income and foreign exchange                                  57            88             58          126
- ------------------------------------------------------------------------------------------------------------------
Net income (loss)                                               $ (1,559)     $    602       $  2,154     $    209
==================================================================================================================
Basic earnings (loss) per share                                 $  (0.06)     $   0.02       $   0.08     $   0.01
==================================================================================================================
Fully diluted earnings per share                                                             $   0.06
==================================================================================================================


Quarterly earnings per share figures are calculated based on the monthly weighted average number of common shares outstanding during the quarter. Fully diluted earnings per share is calculated assuming convertible debentures had been converted at the beginning of the fiscal period, and all outstanding options had been exercised on the date which is the later of the beginning of the fiscal period and the dates the options were granted. With the exception of the third fiscal quarter of 1995, potential conversions are anti-dilutive for each quarter during the two year period ended March 31, 1996.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Introduction

The consolidated financial statements together with accompanying notes should be read as an integral part of this review. These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. Note 17 to the consolidated financial statements describes the impact, in the case of the Company, of differences between accounting principles generally accepted in Canada and the United States. All amounts are stated in U.S. dollars unless otherwise indicated. C$ refers to Canadian dollars. References to years are to fiscal years ended March 31.

General Summary Discussion

The Company reported net income for the 1996 fiscal year of $260,000 or $0.01 per share on revenues of $116.5 million, compared to net income of $1.4 million or $0.05 per share on revenues of $120.5 million for the fiscal year ended March 31, 1995. The 1995 results included a one-time gain of $2.0 million on the sale of a portfolio investment. Income before restructuring charges for 1996 was $1.8 million, representing $0.04 per share. Income for 1995, exclusive of restructuring charges and a one-time gain on the sale of a portfolio investment, was $67,000, break even on a per share basis. Restructuring charges of $1.5 million were recorded in 1996 in connection with certain consolidation and outsourcing activities carried out in the areas of manufacturing distribution and repair in Europe, outsourcing to partners for the delivery of field service maintenance, and changes in the sales structure to continue the implementation of the Company's distribution channel strategy.

The Company operates in one business segment, providing a broad range of internetworking products and services. Within this segment the Company derives revenue from four main product areas: remote access products; modems, multiplexers and local connectivity products; wide area networking (WAN) backbone products; and other. The majority of new product introductions and enhancements during 1996 occurred in the remote access area. Revenues from the sale of these products in 1996 increased more than 25% compared to 1995 and represented 65% of total product revenue compared to 49% in 1995 and 25% in 1994.

The combined gross margin on product and service revenues improved in 1996 to 45.9% compared to 44.4% in 1995 and 41.7% in 1994. Operating expenses for sales and marketing, and administration and general expenses, declined approximately 2% in 1996 compared to 1995 after declining close to 26% in 1995 compared to 1994. Research and development expenses increased 13% in 1996 compared to 1995, and during the three year period 1994 to 1996 the Company has made expenditures on research and development which on average have been in excess of 14% of its annual revenues derived from the sale of products.

The Company's net cash position more than doubled during 1996, from $6.0 million at March 31, 1995 to $13.6 million at March 31, 1996. Cash and unused credit lines were $30.9 million at March 31, 1996, an increase of 49% over the balance of $20.8 million at March 31, 1995. In addition, all remaining debentures issued in 1992 were converted to common shares of the Company in accordance with the terms of the debentures.

Factors That May Affect Future Financial Performance

The Company's quarterly and annual operating results are affected by various trends and factors including, but not limited to, competition, the Company's success in developing, introducing and gaining market acceptance for new products, the timing of orders from customers, the levels of inventory held by resellers and distributors, as well as factors such as changes in general economic conditions or conditions in the specific markets for the Company's products, government regulation, tariffing of carrier services, and industry consolidation.

The networking industry is intensely competitive and subject to rapid change. As the market for the Company's products continues to develop, additional competitors are expected to enter the market and competition is anticipated to intensify. This may result in price reductions and margin erosion. Many of the Company's current and potential competitors have larger technical staffs, more established and larger marketing and sales organizations, and significantly greater financial resources than does the Company. The Company also competes with other data networking vendors for access to distribution channels.

The Company's success is substantially dependent upon its ability to manage changes in its operations. Over the past several years the Company has undertaken significant restructuring activities in order to reposition the Company in line with its strategy, reduce costs and improve competitiveness. During the most recent fiscal year, examples of such changes included the establishment of new marketing and distribution channels, the restructuring of international operations and the outsourcing of the delivery of field service maintenance.
In addition, the successful establishment and implementation of relationships with strategic partners and distributors is critical to the future success of the Company. During the past year, the Company has changed the way it distributes its products by establishing multi-tiered distribution channels and entering into agreements with several large resellers and distributors in North America, Europe and the Asia Pacific region. These new distribution channels, while viewed by the Company as critical to its future success, also bring additional new risks. These include less predictability regarding product demand and ordering patterns, reduced gross margins on sales to indirect channels and the time associated with reseller training and increasing awareness for the Company's products.

The Company's quarterly operating results fluctuate as a result of a number of factors including pricing, distributor ordering patterns, product returns and reserves, product mix, as well as the timing of new product announcements and introductions by the Company and its competitors. The Company's revenues are difficult to predict due to shipment patterns. A substantial portion of the Company's expenses are fixed, and consequently any significant fluctuations in revenue will impact earnings. Products are generally shipped as orders are received, and accordingly, the Company operates with a relatively small backlog. As a result, sales in any quarter are dependent on orders booked and shipped in that quarter. A high percentage of the Company's revenues are typically earned in the third month of each fiscal quarter and tend to be concentrated in the latter half of that month. Accordingly, quarterly financial results will be difficult to predict prior to the end of the quarter and a shortfall in shipments at the end of any particular quarter may cause the results of that quarter to fall significantly short of anticipated levels.

At the end of each quarter, the Company's distributors typically hold significant inventories of the Company's products. The Company has established reserves for returns based on experience. New channel relationships introduce additional uncertainty in this area. Setting reserves involves making judgments about future competitive conditions, product acceptance and other factors which by their nature involve uncertainties at the time the reserves are established.

Results of Operations

The following table sets forth items derived from the consolidated statements of income, expressed as a percentage of revenues, for the year ended March 31, 1996 and for each of the preceding two years.


Years Ended March 31                                                            1996           1995           1994
- ------------------------------------------------------------------------------------------------------------------
                                                                                       (Percentage of Revenues)
  Product                                                                       69.6%          69.5%          69.2%
  Service                                                                       30.4           30.5           30.8
- ------------------------------------------------------------------------------------------------------------------
                                                                               100.0%         100.0%         100.0%
==================================================================================================================



Gross margin:
  Product                                                                      52.0%          47.9%          45.5%
  Service                                                                      32.2           36.5           33.3
  Combined                                                                     45.9           44.5           41.7
Expenses:
  Sales and marketing                                                          27.4           27.5           33.3
  Administration and general                                                    6.9            6.2            8.4
  Research and development                                                      9.9            8.4           10.9
  Restructuring and other costs                                                 1.3            0.6           21.8
- -----------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                                   0.4            1.7          (32.7)
Gain on sale of portfolio investment                                              -            1.7              -
Interest expense                                                               (0.4)          (2.5)          (3.1)
Interest income and foreign exchange                                            0.2            0.3            0.7
Income taxes                                                                      -              -           (0.9)
- -----------------------------------------------------------------------------------------------------------------
Net income (loss)                                                               0.2%           1.2%         (36.0)%
=================================================================================================================

Revenues


The following three tables set forth, for the year ended March 31, 1996 and for each of the two preceding fiscal years, product revenues by geographic segment and product group expressed as a percentage of total product revenues. These amounts have been calculated assuming constant rates of exchange in the translation of foreign currency amounts to U.S. dollars. Remote access products primarily include internetworking products sold under the names Gandalf Xpressway, XpressStack and XpressConnect. Remote access products represent a subset of the Company's total LAN internetworking product line. The other three product groups shown below represent traditional product areas for the Company which include wide area networking (WAN) backbone products; modems, multiplexers and local connectivity products; and other products which primarily represent third-party products.

                                                                                Modems/
                                                                             Multiplexers/
                                                        Remote       WAN         Local
Years Ended March 31                                    Access     Backbone   Connectivity     Other     Total
                                                       -------    ---------   ------------     -----     -----
1996
United States                                            25%          1%           5%            1%       32%
Canada                                                   12           1            4             1        18
United Kingdom                                           11           2            7             3        23
Holland/France                                            9           1            2             2        14
Other                                                     8           3            2             -        13
                                                        ---         ---          ---           ---       ---
                                                         65%          8%          20%            7%      100%
                                                        ===         ===          ===           ===       ===
1995
United States                                            15%          1%           8%            4%       28%
Canada                                                    9           2            7             1        19
United Kingdom                                           12           3            9             4        28
Holland/France                                            6           1            3             1        11
Other                                                     7           3            2             2        14
                                                        ---         ---          ---           ---       ---
                                                         49%         10%          29%           12%      100%
                                                        ===         ===          ===           ===       ===

1994
United States                                             7%          3%           9%            7%       26%
Canada                                                    5           1            9             2        17
United Kingdom                                            6           6           10             5        27
Holland/France                                            3           1            4             3        11
Other                                                     4           7            5             3        19
                                                        ---         ---          ---           ---       ---
                                                         25%         18%          37%           20%      100%
                                                        ===         ===          ===           ===       ===


Revenues in the fiscal year ended March 31, 1996 were $116.5 million compared to $120.5 million in 1995 and $131.3 million during 1994. Approximately 70% of revenues in 1996 were derived from the sale of products with the balance represented by service revenues. The mix of revenues between the sale of products and services has not changed significantly over the last three years.

Product revenues for the year ended March 31, 1996 were $81.1 million. For 1995 and 1994 such revenues were $83.8 million and $90.8 million respectively. Revenues from the Company's remote access products showed growth of 26% in 1996 compared to 1995 and represented 65% of product revenues in 1996 compared to 49% in 1995 and 25% in 1994. A decline in sales during 1995 and 1996 of other products sold by the Company, including third-party products, more than offset the growth in remote access products during this two year period, resulting in a decline in total product revenues of 3.3% in 1996 compared to 1995, and 7.7% in 1995 compared to 1994.

Revenues from services were $35.5 million in 1996 compared to $36.7 million in 1995 and $40.5 million in 1994. Service revenues declined in 1996 compared to 1995 and 1994 as a result of lower revenues during each of the last two fiscal years on products which the Company has traditionally derived the majority of its service revenues.

Gross Margin

The combined gross margin (total revenues minus cost of product sales and service expenses expressed as a percentage of total revenues) was 45.9% in 1996 compared to 44.4% in 1995 and 41.7% in 1994.
The improvement in the combined gross margin in 1996 compared to 1995 largely mitigated the reduction in revenues of $4.0 million from 1995 to 1996. The combined gross profit (total revenues minus cost of product sales and service expenses) in 1996 was $53.5 million on revenues of $116.5 million compared to $53.6 million on revenues of $120.5 million in 1995.

The gross margin on product revenues (product revenues minus cost of product sales expressed as a percentage of product revenues) improved to 52.0% in 1996, compared to 47.9% in 1995 and 45.5% in 1994. In general, the combined effect of lower manufacturing costs following restructuring actions taken in the fourth quarter of 1994 and the first quarter of 1995 and a more favourable product mix, primarily due to a reduction in the volume of third-party product sales, has resulted in improvements since 1994 in the gross margin earned on product revenues. However, the Company anticipates that it will continue to experience quarterly fluctuations in the gross margin on product revenues such as those that were experienced in 1996, during which the gross margin on product revenues fluctuated in a range between 50.2% and 53.4% over the four fiscal quarters.

The gross margin on service revenues (service revenues minus service expenses expressed as a percentage of service revenues) was 32.2% in 1996, 36.5% in 1995 and 33.3% in 1994. The decline in 1996 compared to 1995 occurred as a result of a 6% decline in service revenues in 1996 compared to 1995, when applying constant exchange rates for translation purposes for both periods. Service expenses, when translated in the same way, were unchanged in 1996 compared to 1995.

Operating Expenses

Sales and marketing, and administration and general expenses were $40.0 million in 1996, compared to $40.7 million in 1995 and $54.8 million in 1994. Reductions in these operating expenses in 1996 and 1995 related to restructuring and downsizing actions undertaken between 1993 and 1995. Research and development expenses in 1996 were $11.5 million, 13.0% higher than in 1995. Research and development expenses have averaged more than 14% of product revenues during the three years 1994 to 1996.

Since 1991, the Company has received funding of approximately $1.4 million and $2.5 million respectively under two projects approved through the Canadian federal government's Microelectronics and Systems Development Program (MSDP). This funding is repayable, without interest, as a royalty on revenues earned in the ten years following the project completion date and is limited to the amount of funding received. The Company commenced accruing royalties during 1996 upon completion of each project and expects that the funding will be fully repaid within three to five years. At March 31, 1996 $785,000 had been accrued related to these projects.

Restructuring charges of $1.5 million in the fourth quarter of 1996 were recorded in connection with certain consolidation and outsourcing activities carried out in the areas of manufacturing distribution and repair in Europe, outsourcing to partners for the delivery of field service maintenance, and changes in the sales structure to continue the implementation of the Company's distribution channel strategy. These charges primarily relate to severance and facilities costs.

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

Other costs recorded in the fourth quarter of fiscal 1994 included the writedown of $7.5 million in deferred tax assets which primarily related to investment tax credits earned in Canada prior to the third quarter of 1993 on research and development expenditures. These tax credits remain available to the Company and the benefit of these tax credits will instead be recorded in the financial statements as they are utilized to reduce federal income taxes payable in Canada. Other costs in 1994 also included a writedown of $4.5 million in deferred software development costs which were not expected to be recovered through future cash flows and a $0.9 million writedown of the carrying value of assets held for disposal to their estimated net realizable value.

Income From Operations

The Company reported income from operations, net of restructuring charges, of $488,000 in 1996 compared to income from operations of $2.0 million in 1995 and a loss from operations of $43.0 million in 1994. Income from operations, before restructuring charges, was $2.0 million in 1996 and $2.7 million in 1995, compared to a loss from operations, before restructuring charges and other costs, of $14.3 million in 1994.

Net Financial Expenses

Interest expense was $487,000 in 1996 compared with $3.0 million in 1995 and $4.1 million in 1994. Interest expense declined in 1996 compared to 1995 and 1994 as a result of the conversion of interest-bearing debentures to common shares during 1996 and 1995 and lower utilization of bank operating lines.

Net Income

Net income for the year ended March 31, 1996 was $260,000 or $0.01 per share compared to net income of $1.4 million or $0.05 per share in 1995. Income before restructuring charges in 1996 was $1.8 million, representing $0.04 per share. Income for 1995, exclusive of restructuring charges and a one-time gain on the sale of a portfolio investment, was $67,000, break even on a per share basis.

Segment Operating Results

Note 16 to the consolidated financial statements contains information concerning the geographic segments in which the Company operates.
The following table sets forth supplemental information regarding product and service revenues by geographic segment for the year ended March 31, 1996 and for each of the preceding two years.


 Years ended March 31,                                                        1996            1995           1994
- -----------------------------------------------------------------------------------------------------------------

Product Revenues:
  United States                                                           $ 24,769        $ 23,341       $ 24,177
  Canada                                                                    15,033          15,539         15,431
  United Kingdom                                                            18,540          24,059         24,602
  Holland/France                                                            12,344           9,362          8,528
  Other                                                                     10,390          11,500         18,075
- -----------------------------------------------------------------------------------------------------------------
                                                                          $ 81,076        $ 83,801       $ 90,813
=================================================================================================================

Service Revenues:
  United States                                                           $  7,989        $  9,206       $ 10,980
  Canada                                                                     6,642           6,934          7,910
  United Kingdom                                                            13,104          13,880         14,707
  Holland/France                                                             7,722           6,690          6,913
- -----------------------------------------------------------------------------------------------------------------
                                                                          $ 35,457        $ 36,710       $ 40,510
=================================================================================================================

Product and service revenues in North America (United States and Canada) were $54.4 million in 1996, compared to $55.0 million in 1995 and $58.5 million in 1994. The Company's European direct sales markets (United Kingdom, Holland and France) reported total revenues of $51.7 million in 1996, compared to $54.0 million in 1995 and $54.8 million in 1994. Other international markets represented revenues of $10.4 in 1996, $11.5 million in 1995 and $18.1 million in 1994.

Segment operating profit for North America (United States and Canada) in 1996, expressed as a percentage of revenues, was 18.1% compared to 11.8% in 1995. In 1994, the segment operating loss in North America represented 3.2% of revenues. The improvement in operating performance for this segment between 1994 and 1996 is primarily attributable to a reduced cost infrastructure and an improved product mix.

Segment operating profit, expressed as a percentage of revenues, for the Company's operations in the United Kingdom, Holland and France was 19.3% in 1996, 21.8% in 1995 and 17.3% in 1994. The decrease in operating profit in Europe during 1996 is primarily attributable to a 30% decline in traditional product revenues in the United Kingdom.

The Company's other international markets reported a segment operating loss of 10.7% of revenues in 1996 compared to a segment operating loss of 0.6% of revenues in 1995, and a segment operating income of 13.8% of revenues in 1994. This reduction in profitability is primarily due to the combined effect of a change in product mix and the higher costs associated with developing these markets.

Liquidity and Capital Resources

The Company recorded positive cash flow of $7.6 million during 1996.
At March 31, 1996 the net cash position (cash and cash equivalents net of bank operating lines) was $13.6 million compared to $6.0 million a year ago. The increase in cash included positive cash flow from operating activities of $4.9 million. Non-operating sources of cash in 1996 included net proceeds of $4.9 million from the issue of capital stock, primarily from the exercise of stock options and shares issued under the employee stock purchase plan.

At March 31, 1996 the Company's authorized bank operating lines totaled $20.8 million. These committed facilities are provided by a Canadian chartered bank and bear interest at the bank's prime rate plus 0.5% to 1.5%.

The operating lines are secured by certain of the accounts receivable, inventories and other assets of the Company. The amount available for borrowing at any time under the facilities is based on margin formulas relating to levels of accounts receivable, inventories and other bank covenants. Under such formulas, $17.3 million was available to, but not utilized by, the Company at March 31, 1996. Cash and cash equivalents held as of that date represented a further $13.6 million of cash resources available to the Company. Cash and unused credit lines totaled $30.9 million at March 31, 1996, compared to $20.8 million at March 31, 1995.

During 1995 and 1996 all outstanding 8.5% convertible debentures, issued in November 1992, were converted to common shares of the Company in accordance with the terms of the debentures.

The Company believes that its current financial base together with available credit facilities provides sufficient financial resources to meet its short-term operating requirements. The Company currently anticipates that its long-term cash requirements will be satisfied through future operating cash flows.

Capital spending was $2.7 million in 1996, $2.9 million in 1995 and $4.4 million in 1994. The Company believes it must continue to invest in its capital asset base at 1996 or moderately higher levels.

The ratio of term debt to shareholders' equity at March 31, 1996 was 0.05:1. The corresponding figure at March 31, 1995 was 0.35:1. The Company's current ratio improved to 2.0:1 at March 31, 1996 compared to 1.6:1 at March 31, 1995.

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

                                          The Toronto Stock Exchange                    The Nasdaq Stock Market
                                              (Canadian Dollars)                            (U.S. Dollars)

                                    Fourth      Third     Second     First |     Fourth      Third     Second     First
                                   Quarter    Quarter    Quarter   Quarter |    Quarter    Quarter    Quarter   Quarter
- -----------------------------------------------------------------------------------------------------------------------
Fiscal
1996
  High                                   23   27 - 3/8     17.00  13 - 3/8 |    17 - 1/8  20 - 1/16   12 - 1/8   9 - 3/4
  Low                              16 - 5/8    6 - 3/8   7 - 4/8      4.85 |   12 - 3/32    4 - 7/8    5 - 5/8   3 - 1/2
  Volume  (000's)                     8,705     33,241    15,958    24,240 |      93,368    168,536     89,217    69,536
- ------------------------------------------------------------------------------------------------------------------------
Fiscal
1995
  High                              6 - 7/8       2.33      1.58      1.74 |     4 - 7/8  1 - 11/16   1 - 3/16   1 - 3/8
  Low                                  1.80       1.26      0.85      0.75 |     1 - 1/4        7/8       9/16       1/2
  Volume  (000's)                    52,236      8,886     9,765    10,037 |      49,876      2,478      1,475     2,810
- ------------------------------------------------------------------------------------------------------------------------
Fiscal
1994
  High                                 3.75       4.60      4.00      4.60 |           3    3 - 1/2    3 - 1/4 3 - 19/32
  Low                                  0.95       3.40      2.85      3.60 |       13/16    2 - 1/2    2 - 1/8   2 - 3/4
  Volume  (000's)                    20,284      9,167     1,633     3,008 |       1,418        798        453       605
- ------------------------------------------------------------------------------------------------------------------------

Volatility of Stock Prices

The market price of the Company's common stock has been, and may continue to be, extremely volatile. The Company believes that the market price for the Company's stock at any particular time is heavily dependent on expectations in the market, including analysts' expectations, of future performance and growth which may be based on trends existing generally in industry. There can be no assurance that the Company's performance will meet such expectations, and accordingly, a shortfall in earnings in any given period can be expected to have an immediate and significant adverse effect on the trading price of the Company's common stock. Factors such as new product announcements by the Company or its competitors, strategic alliances, mergers or acquisitions announced by the Company's competitors, general conditions in the data networking market, the general volatility of stocks of high technology companies and other factors that may be unrelated to the performance of the Company may also have a significant impact on the market price of the Company's common stock.

Shareholders

As at June 1, 1996, there were 43,262,941 shares issued and outstanding with 1,867 record holders. The stock closed on The Toronto Stock
Exchange at C$19.35 on May 31, 1996, and on The Nasdaq Stock Market at $13 56/64.

Dividends

Individuals and corporations resident in the United States are subject generally to a 15 percent withholding tax on dividends, and individuals and corporations resident in countries that do not have a treaty with Canada are subject to a 25% withholding tax. For United States corporations only, however, the United States/Canada Tax Treaty reduces the withholding tax to 10 percent if the United States corporation owns at least 10 percent of the Company's voting shares.

It is the Company's present policy not to pay cash dividends and to retain its earnings to finance expansion and growth. Future dividends if any, would be expected to be paid in Canadian dollars. Payment of future dividends will be at the discretion of the Board of Directors and will be dependent on earnings, capital requirements and the financial condition of the Company.

Capital gains derived in Canada from the sale or exchange of the Company's shares by an individual or corporation resident in the United States and without a permanent establishment in Canada are exempt from taxation in Canada with limited exceptions.